

Q1 2010

Interim report for the period from 1 January to 31 March 2010

KRONES

Key figures at a glance		Q1 2010	Q1 2009	Change
Sales	€ m	533.5	482.3	10.6%
New orders, cumulative, including Lifecycle Service	€ m	550.4	414.5	32.8%
Orders on hand at 31 March, including Lifecycle Service	€ m	905.3	769.6	17.6%
Capital expenditure for PP&E and intangible assets	€ m	12.3	22.0	–44.1%
Employees at 31 March				
Worldwide		10,192	10,273	–0.8%
Germany		8,073	8,206	–1.6%
Earnings per share	€	0.30	–0.17	–
EBITDA	€ m	27.0	8.2	–
EBIT	€ m	12.7	–5.9	–
EBT	€ m	13.2	–4.0	–
Net income	€ m	9.1	–5.1	–
Cash flow, gross	€ m	23.4	9.0	–

Dear shareholders and friends of KRONES,

Germany will soon experience a shortage of workers. That is the conclusion of a study undertaken by the management consulting firm McKinsey. According to the study, companies will begin to have difficulty filling vacancies with qualified personnel beginning in 2015. By 2020, the shortage could amount to some two million workers. For this reason, McKinsey recommends that companies maintain their core workforces despite the difficult economic times. This recommendation confirms that KRONES' strategy is the right one. While many companies slashed jobs last year in order to cut costs in the short term, we held on to our core workforce – in keeping with our corporate strategy of doing business sustainably.

Already in the first quarter of 2010, this decision is paying off as demand for our products and services – and therefore utilisation of our production capacities – has picked up considerably. New orders were up 32.8% compared with a year ago, to €550.4m and sales rose 10.6% to €533.5m. After having posted a loss in every quarter of 2009, KRONES generated earnings before taxes of €13.2m in the period from January to March 2010.

The speed and extent to which the economic situation continues to change is truly remarkable. Less than a year ago, economists feared that the global economy was sliding into a deep, long depression. Happily, that worry is now a thing of the past. The rapid ups and downs that were previously known only to the stock markets appear to be having more and more of an impact on the real economy. KRONES is adapting to this new situation and working – through the Conversion programme – to ensure that we can react to changes from outside with even greater agility and flexibility.




Volker Kronseder
Chairman of the Executive Board

Hans-Jürgen Thaus
Deputy Chairman of the Executive Board

Global economy is back on course for growth

The global economy escaped the recession faster than expected.

Most economists expect the global economy to recover from last year's deep recession in 2010. Billions in economic stimulus packages in many industrialised and emerging economies, together with expansionary monetary policy of the world's most important central banks have had a positive impact on economic activity. The International Monetary Fund (IMF) expects the global economy to grow by 3.9% this year.

Experts are predicting the strongest growth to be in Asia's emerging and developing countries. The IMF growth forecast for China's economy is 10%. For India, the growth forecast is almost 8%. Even the world's biggest economy is once again gaining momentum. The IMF estimates that the USA's gross domestic product (GDP) will grow 2.7% this year. Experts are predicting just 1.0% growth for the euro area.

The ifo business climate index, one of the most important leading indicators for the German economy, improved further in March, bolstering hopes that Germany is on the road to a significant economic recovery. After a relatively weak first quarter, the domestic economy will likely pick up increasing momentum over the course of the year. The IMF forecasts 1.5% GDP growth for Germany in 2010.

The German machinery sector is slowly climbing out of the trough

New orders in the German machinery sector in February were up considerably year-over-year.

The German Engineering Federation (VDMA) believes the crisis in the industry is not yet over but that the sharp downturn has ended. Customers' propensity to place orders has improved recently, though it is starting out from a very low level. In February 2010, new orders in the industry were 26% higher than a year earlier. Business in Germany improved 16% while demand from abroad increased 32%. A less volatile three-month comparison of the period from December 2009 to February 2010 reveals a 10% year-over-year increase in new orders. The VDMA expects total output among German machinery and industrial equipment manufacturers to stagnate this year. In 2009, output slumped by around 25%.


New orders in Germany's machinery sector
Germany
Rest of world
150
140
130
120
110
100
90
80
70
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010

Price-adjusted index, 2005 basis = 100

Source: VDMA, 31 March 2010

Sales up 10.6% year-over-year

The global financial and economic crisis had prompted KRONES' customers to cut back sharply on capital spending, particularly in the first half of 2009. Since the drinktec in September 2009, the world's biggest trade fair for the beverage and packaging industry, the entire industry has recovered from its shock-induced paralysis. The general economic situation has also improved in recent months. And this has had a positive impact on business activity at KRONES.

In the first quarter of 2010, the company's sales were €533.5m, up 10.6% from the year-earlier period. KRONES' plastics technology division accounted for lion's share of those sales. This business unit supplies machines and lines for producing and filling bottles made of PET (polyethylene terephthalate). Sales in KRONES' services division increased even more sharply than new machinery sales.

KRONES Group sales, in € m, 1 January – 31 March


451.6
505.0
595.2
482.3
533.5
2006
2007
2008
2009
2010

Sales by region

Sales in Germany were down 38.3% in the first quarter of 2010 compared to the year-earlier period, from €88.4m to €54.6m. However, it should be noted that invoice timing had resulted in an exceptionally sharp increase in sales in Germany for the first three months of 2009.

KRONES' ratio of exports to total sales was nearly 90% in the first quarter of 2010.

Sales in Europe (excluding Germany) were down 0.7% from January to March 2010 to €152.8m (previous year: €153.9m). That means business in Europe, which had been hit especially hard by the weak Eastern European market, has stabilised at a low level.

KRONES continued to gain ground in the rest of the world. Sales in the first quarter of 2010 were up 35.9% compared to the year-earlier period, from €240.0m to €326.1m. In the first quarter of 2010, 61.1% of KRONES' total sales were generated outside Europe (previous year: 49.8%). Sales growth was especially strong in China and the rest of Asia.

New orders and orders on hand

New orders picking up considerably

New orders at KRONES were almost one-third higher in the first quarter of 2010 compared to the year-earlier period.

Already last year, new orders had risen from quarter to quarter. This trend picked up momentum in the first three months of 2010. From January to March, the company received orders totalling €550.4m. Compared with the first quarter of 2009, that is an increase of 32.8%.

While demand for complete bottling lines had slumped during fiscal 2009, new orders for complete lines increased in the first three months of 2010. We were not yet able to land a greenfield project (in which KRONES is the general contractor, responsible for constructing and equipping a new beverage plant from the ground up) in the first quarter. Nevertheless, we view as a positive signal the fact that interest in such complex, high-margin projects has been increasing over the past several months.

In regional terms, new orders from Asia, China, Africa, and the Middle East were especially good in the first three months of fiscal 2010. While our customers in Central and Western Europe are slowly beginning to spend more on capital investments, demand from the USA and Eastern Europe remained weak during the reporting period.

Orders on hand at the end of March total more than €900m

The orders backlog of €905.3m at the end of March 2010 reflects the fact that business has picked up for KRONES in recent months. It is more than €135m larger than it was a year ago, which increases the company's planning security for the months ahead.


KRONES Group new orders, in € m,
1 January – 31 March
488.5
557.1
607.3
414.5
550.4
2006
2007
2008
2009
2010
KRONES Group orders on hand, in € m,
at 31 March
727.5
798.8
903.0
769.6
905.3
2006
2007
2008
2009
2010

KRONES posts a profit for the first quarter

After having posted a loss for all four quarters in the crisis year 2009, KRONES was back in the black in the first three months of 2010. From January to March, KRONES generated earnings before taxes (EBT) of €13.2m. In the year-earlier period, EBT was –€4.0m. The improved economic situation and the resulting increase in capacity utilisation and better fixed charge coverage were key factors enabling this turnaround.

Although the beverage and packaging industry has recovered somewhat from its deep slump, the market as a whole is still far from its pre-crisis level. As a result, price quality on our orders was still unsatisfactory during the reporting period. The EBT margin, the ratio of earnings before taxes to sales, was 2.5% in the first quarter.

KRONES was back in the black in the first quarter after having posted losses last year.

Earnings before taxes (EBT), in € m,
1 January – 31 March


45.6
36.1
30.5
13.2
–4.0
2006
2007
2008
2009
2010

Consolidated net income, in € m,
1 January – 31 March


30.7
22.9
19.1
9.1
–5.1
2006
2007
2008
2009
2010

Net income for the period from January to March 2010 was up €14.2m from the year-earlier period to €9.1m. Earnings per share amounted to €0.30 (previous year: –€0.17).

Earnings per share, in €, 1 January – 31 March


0.98
0.72
0.60
0.30
–0.17
2006
2007
2008
2009
2010

KRONES Group earnings structure, in € m

	2010 1 Jan–31 Mar	2009 1 Jan–31 Mar	Change
Sales revenue	533.5	482.3	10.6%
Changes in inventories of finished goods and work in progress	23.7	–26.5	–
Total operating revenue	**557.2**	**455.8**	**22.2%**
Goods and services purchased	–296.0	–234.2	26.4%
Personnel expenses	–175.9	–160.0	9.9%
Other operating income (expenses) and own work capitalised	–58.3	–53.4	9.2%
EBITDA	27.0	8.2	–
Depreciation, amortisation, and write-downs of intangible assets, property, plant and equipment, and non-current financial assets	–14.3	–14.1	1.4%
EBIT	12.7	–5.9	–
Financial income (expense)	0.5	1.9	–
Earnings before taxes (EBT)	13.2	–4.0	–
Income tax	–4.1	–1.1	–
Consolidated net income	**9.1**	**–5.1**	–

Our Conversion programme continued to bear fruit in the first quarter.

Since business had picked up and the company's cost-saving efforts were taking effect, KRONES was profitable again in the first three months of 2010. Total operating revenue for the first quarter of 2010 was up 22.2% compared to the year-earlier period, to €557.2m. Total operating revenue increased far more sharply during the reporting period than sales (+10.6%) because inventories of finished goods and work in progress increased €23.7m. That figure had decreased by €26.5m in the period from January to March 2009.

The fact that expenses for goods and services purchased increased 26.4%, from €234.2m to €296.0m, and therefore more than proportionately to total operating revenue, is due in large part to the fact that KRONES once again hired a large number of temporary workers to handle increased demand in the first quarter. The ratio of expenses for goods and services purchased to total operating revenue was 53.1% in the first quarter (previous year: 51.4%). Personnel expenses grew less than proportionately to total operating revenue. At €175.9m, the figure was down 9.9% from the year-earlier figure of €160.0m. In the first quarter of this year, KRONES did not use any short-time working schemes. The ratio of personnel expenses to total operating revenue declined from 35.1% a year earlier to 31.6%.

When the first signs of an impending global recession were emerging at the end of 2008, KRONES launched the »Conversion« programme. Reducing other operating expenses was one of the measures taken under this programme. These cuts continued to bear fruit in the first quarter of 2010. The net of other operating income and expenses and own work capitalised in relation to total operating revenue decreased from 11.7% in the year-earlier period to 10.5% in the first quarter of 2010.

Cash flow

KRONES Group cash flow, in € m

	2010 1 Jan–31 Mar	2009 1 Jan–31 Mar	Change in € m
EBT	**13.2**	**–4.0**	**17.2**
Cash flow from operating activities	–22.8	–54.7	31.9
Cash flow from investing activities	–11.2	–24.8	13.6
Free cash flow	**–34.0**	**–79.5**	**45.5**
Cash flow from financing activities	–0.4	20.0	–20.4
Net change in cash and cash equivalents	–34.4	–59.5	25.1
Change in cash and cash equivalents arising from exchange rates	–0.3	–0.4	0.1
Cash and cash equivalents at the beginning of the period	135.5	108.4	27.1
Cash and cash equivalents at the end of the period	**100.8**	**48.5**	**52.3**

KRONES' cash flow improved on the previous year.

KRONES' cash flow from operating activities improved in the period from January to March 2010 to –€22.8m from –€54.7m in the year-earlier period. The primary reason why cash flow from operating activities was negative is that invoice timing resulted in an increase in trade receivables in the first quarter of this year. Lower tax prepayments helped to offset that effect.

KRONES invested €12.3m in intangible assets and in property, plant and equipment (PP&E) during the reporting period, which was €9.7m less than the previous year. A large portion of this spending went toward new production machinery. In the first quarter of 2009 the company was still investing in the expansion of the new technology centre in Neutraubling, which was completed last year.

Free cash flow – that is, cash flow from operating activities less capital expenditure – improved by €45.5m, from –€79.5m the previous year to –€34.0m in the first quarter of 2010. We expect KRONES to generate positive free cash flow for the year 2010 as a whole.

While the company had taken out a short-term loan of €40.6m in the first quarter of 2009, KRONES' did not need to borrow during the reporting period because sufficient funds were available. Accounting for changes arising from exchange rates, KRONES had cash and cash equivalents totalling €100.8m at 31 March 2010 (previous year: €48.5m).

KRONES Group cash flow from operating activities, in € m, 1 January – 31 March



–8.3
–22.2
–22.8
–54.7
–22.8
2006
2007
2008
2009
2010

Assets and capital structure

KRONES Group assets and capital structure, in € m

	31 Mar 2010	31 Dec 2009	31 Dec 2008	31 Dec 2007
Non-current assets	**544**	542	534	475
of which property, plant and equipment, intangible assets, and non-current financial assets	**496**	496	482	422
Current assets	**1,287**	1,248	1,291	1,209
of which cash and equivalents	**101**	136	108	54
Equity	**712**	696	790	708
Total debt	**1,119**	1,094	1,035	976
Non-current liabilities	**123**	125	144	155
Current liabilities	**996**	969	891	821
Total assets	**1,831**	**1,790**	**1,825**	**1,684**

At €1,831.2m, KRONES' total assets at the end of March 2010 were up 2.3% from the reporting date for 2009. This change also reflects the increase in business volume.

KRONES has a solid balance sheet structure. The equity ratio at the end of March 2010 was 38.9%, well above the industry average.

In the first quarter of 2010, KRONES had non-current assets totalling €544.4m (31 December 2009: €542.5m). At €496.1m, the total of property, plant and equipment, intangible assets, and non-current financial assets was virtually unchanged from the reporting date for 2009 (€495.8m). By far the largest portion of this figure was property, plant and equipment, with a carrying value of €403.5m at 31 March 2010. The company's intangible assets, which amounted to €91.1m at the end of March (31 December 2009: €86.1m), are primarily development costs that must be capitalised.

KRONES had current assets totalling €1,286.8m at the end of the first quarter of 2010. The fact that this figure is 3.0% higher than at the reporting date for 2009 is due primarily to an increase in current trade receivables as a result of invoice timing. At €522.0m, trade receivables at 31 March 2010 were €63.7m higher than at the end of 2009. By contrast, inventories were up only slightly, to €530.7m (31 December 2009: €521.9m). All told, the ratio of working capital to sales improved on the previous year, from 31.1% to 26.0%.

Capital expenditure for PP&E and intangible assets, in € m, 1 January – 31 March


17.2
17.6
15.7
22.0
12.3
2006
2007
2008
2009
2010

The other assets, which consist primarily of advances paid and tax receivables, amounted to €128.6m. At the end of March 2010, KRONES had cash and cash equivalents of €100.8m (31 December 2009: €135.5m).

Due primarily to the positive first-quarter earnings, the company's equity was up from €695.7m at the reporting date for 2009 to €711.7m. The equity ratio was 38.9% at the end of March (31 December 2009: 38.9%). Even after the difficult year 2009, KRONES still has a comfortable equity ratio that is well above the industry average.

KRONES' non-current liabilities, primarily provisions for pensions and other provisions, totalled €123.5m at the end of the quarter. The company had no non-current bank debt at 31 March 2010.

At €996.0m, current liabilities were up slightly from the end of 2009 (€969.8m). The increase is due primarily to higher advances received from customers and other liabilities and accruals. KRONES had no current bank debt at the end of March 2010. Thus, KRONES had net cash and cash equivalents of €100.8m at 31 March.

KRONES Group cash and cash equivalents at 31 March, in € m


100.8
48.5
44.3
42.7
33.5
2006
2007
2008
2009
2010

KRONES employed 10,192 people at the end of March

Despite the sharp slump in business last year, KRONES maintained its core workforce for strategic reasons. At 31 March 2010 KRONES employed 10,192 people, just 81 fewer than at the end of the first quarter of 2009. KRONES employed 8,073 people in Germany (previous year: 8,206) and 2,119 outside Germany (previous year: 2,067). At 31 March 2010, KRONES was training 447 young people.

Report from the segments

Sales by segment 1 Jan–31 Mar 2010


Machines and lines
for product filling and
decoration
87.4%* (€466.6m)
Machines and lines for
beverage production/
process technology
9.2%* (€48.9m)
Machines and lines for
the low output range
(KOSME)
3.4%* (€18.0m)

* Share of consolidated sales of €533.5m

Sales by segment 1 Jan–31 Mar 2009


Machines and lines
for product filling and
decoration
89.3%* (€430.8m)
Machines and lines for
beverage production/
process technology
7.2%* (€34.8m)
Machines and lines for
the low output range
(KOSME)
3.5%* (€16.7m)

* Share of consolidated sales of €482.3m

Segment revenues

Sales in all three segments were up on year-earlier levels.

In the first quarter of 2010 sales in our core segment, »machines and lines for product filling and decoration«, improved 8.3% on the year-earlier period to €466.6m (previous year: €430.8m). Thus, the segment has recovered from the 2009 sales slump (–23.7%). The largest share of segment sales came from our plastics division, which produces machines and lines for producing, filling, and packaging PET bottles. Our core segment contributed 87.4% to total sales for the quarter (previous year: 89.3%).

»Machines and lines for beverage production/process technology« increased sales 40.5% in the period from January to March 2010 compared with the year-earlier period, from €34.8m to €48.9m. It should be noted here that the first quarter of 2009 had been very weak due to invoice timing. Breweries in Africa in particular were buying KRONES brewhouses and other process technology products in the first quarter of 2010. The segment's share of total sales rose from 7.2% last year to 9.2%.

In our smallest segment, »machines and lines for the lower output range (KOSME)«, sales were up 7.8% to €18.0m (previous year: €16.7m). KOSME is growing with a range of new products, several of which were unveiled in the first quarter. The fact that KOSME customers can use KRONES' entire Lifecycle Service network is an additional selling point for the segment's products. KOSME accounted for 3.4% of consolidated sales in the first quarter of 2010 (previous year: 3.5%).

Segment earnings

Our core segment improved earnings considerably in the reporting period.

After having posted negative earnings before taxes (EBT) of –€0.9m in the first three months of 2009, our core segment »machines and lines for product filling and decoration« generated strong positive earnings in the first quarter of 2010, with EBT of €13.5m. Due in part to unsatisfactory price quality in the first quarter, the EBT margin of 2.9% (the ratio of EBT to sales) was still far from its pre-crisis level.

Earnings before taxes in the »machines and lines for beverage production/process technology« segment improved from –€2.7m in the first quarter of 2009 to +€1.3m for the first three months of this year. The larger share of KRONES' own products within the segment's total sales had a positive impact on earnings. The EBT margin rose from –7.8% in the year-earlier period to +2.6%.

The cost of restructuring activities cut into earnings in the »machines and lines for the low output range (KOSME)« segment. KRONES had increased its shareholding in KOSME to 100% in early 2009. The company's aim is now to streamline processes and further improve the range of products offered. Earnings before taxes remained negative in the first quarter, at –€1.6m (previous year: –€0.4m). The tight financing situation for smaller customers will continue to weigh on earnings in this segment.

Product filling and decoration		2010 1 Jan–31 Mar	2009 1 Jan–31 Mar
EBIT	in €m	14.0	–2.8
EBT	in €m	13.5	–0.9
EBT margin	in %	2.9	–0.2

Beverage production/process technology		2010 1 Jan–31 Mar	2009 1 Jan–31 Mar
EBIT	in €m	1.3	–3.0
EBT	in €m	1.3	–2.7
EBT margin	in %	2.6	–7.8

KOSME		2010 1 Jan–31 Mar	2009 1 Jan–31 Mar
EBIT	in €m	–2.6	–0.1
EBT	in €m	–1.6	–0.4
EBT margin	in %	–8.9	–2.4

Share indices up in the first quarter

After posting sharp gains in 2009, the world's stock markets started 2010 weaker. The fact that many countries are burdened with heavy debt following the global recession weighed heavily on share prices, as did fears of another economic slump. By early February, Germany's lead share index, the DAX, was down nearly 10% from where it had closed the year 2009, to 5,400. The EURO STOXX 50, the Dow Jones, and the Nikkei index all underwent similar corrections during this period.

After this, investors plucked up renewed courage and share prices recovered sharply. Good economic data supported the new uptrend. Low interest rates meant that investors did not have recourse to attractive alternatives to stocks. By 31 March 2010, the DAX had not only recouped its losses but gained around 3.3% from the start of the year, reaching 6,150 points. Several successful initial public offerings (IPOs) in March are another indication of the positive mood on Germany's stock markets at the end of the quarter.

With a gain of 8.5%, the MDAX improved even more than the DAX. The mid-cap index benefitted from the fact that it contains many cyclical stocks. The brighter economic outlook had investors especially keen on these stocks.

KRONES share price climbs 7.3%

KRONES' share price gain was on par with the MDAX for the first quarter.


KRONES share price performance 1 Jan – 31 March 2010
39.00
38.50
38.00
37.50
37.00
36.50
36.00
35.50
35.00
34.50
34.00
33.50
January
February
March
KRONES share
MDAX (indexed)

Like the market as a whole, the KRONES share was weaker from start of the year to the end of January. Then, as it became apparent that the machinery sector likely had the worst behind it, the share price improved considerably. Positive analyst commentaries on KRONES' share also helped fuel the uptrend. The share reached its high for the first quarter of 2010 (€39.60) on 12 March. Our share had closed 2009 at €35.50. In mid-March, the company released its preliminary figures for 2009 and an outlook for the current year. These met the expectations of analysts. At the end of March, our share was up 7.3% compared with the start of the year, to €38.09.

Risk management system is always evolving

KRONES is exposed to a variety of risks that are inextricably linked with doing business globally. We continuously monitor all significant business processes to identify risks early and to actively manage and limit them. An internal monitoring and control system with which we record, analyse, and assess all relevant risks is an integral part of the risk management system at KRONES. Our risk management system consists of the following modules: risk analysis, risk monitoring, and risk planning and management.

Risk analysis

In order to identify risks early, we continuously monitor all business activities. We conduct a profitability analysis on all of our quotes before accepting any order. For orders that exceed a specified volume, we also conduct a multi-dimensional risk analysis. Apart from profitability, we also individually record and evaluate financing risks, technological risks, and scheduling and other contractual risks.

Risk monitoring

We use a variety of interlinked controlling processes to monitor risks within the KRONES Group. Regular comprehensive reports from the individual business units keep the Executive Board and other decision-makers apprised of all possible risks and deviations from company planning in a timely manner.

Risk planning and control

We use the following tools to plan our business activities and control risk within our risk monitoring and control system: annual planning, medium-term planning, strategic planning, rolling forecasts, monthly and quarterly reports, capital expenditure planning, production planning, capacity planning, project controlling, accounts receivable management, exchange rate hedges, and insurance policies.

Threats

Viewed from today's perspective, KRONES is not exposed to any risks that threaten the company's continued existence. A detailed discussion of the risks faced by the company and a description of our risk management can be found in the Management Report beginning on p. 62 of our 2009 Annual Report. There have been no material changes with respect to the company's key risks for the first quarter of 2010 since the statements made in the annual report.

Cautious optimism for 2010

After the most severe recession since the World War II, the global economy is on the road to recovery. However, threats to a sustained recovery remain and the possible scenarios for the global economic trend vary widely. While many experts are predicting real GDP growth of over 5% in the Asia-Pacific region, growth forecasts for the rest of the world – particularly Europe, CIS, and North America – are far more subdued. Thus, no truly reliable trends or forecasts have emerged that show a clear direction. The web of global risk factors is complex:

- Global economic growth
- Monetary policy, inflation risks, and exchange rate policy
- Financial markets and financial market regulations
- New protectionism
- Raw materials, procurement markets, energy, the environment
- Labour markets

The future development of the global economy is still fraught with considerable uncertainty.

KRONES' long-term outlook for growth is still good because the megatrends will benefit our industry. The world's population is still growing. Wealth and consumption are increasing in many countries. Food and drink are basic human needs. In addition, our customers have to offer an ever-increasing variety of products in order to survive in their markets, some of which are already saturated. KRONES benefits from this situation because our complete portfolio has a suitable solution for every customer.

Our business model and clear strategy have proved their worth.

We have learned from the crisis. We will continue to tap considerable potential with our »Conversion« programme, which entails changing our thinking as well as our organisation, to adapt KRONES to cope in more volatile markets.

Given the positive developments in the first quarter of 2010, KRONES is cautiously optimistic about the year as a whole. We expect to achieve sales growth between 5% and 15% and consolidated net income in the double-digit millions. Assuming that conditions remain as they are, we expect the earnings trend to remain positive in 2011.



Statement of financial position for the KRONES Group

Assets	31 Mar 2010		31 Mar 2009	
	€ m	€ m	€ m	€ m
Intangible assets	91.1		86.1	
Property, plant and equipment	403.5		407.4	
Non-current financial assets	1.5		2.3	
Property, plant and equipment, intangible assets, and non-current financial assets	**496.1**		**495.8**	
Deferred tax assets	13.7		12.0	
Trade receivables	17.7		18.8	
Current tax receivables	10.8		10.9	
Other assets	6.1		5,0	
Non-current assets		**544.4**		**542.5**
Inventories	530.7		521.9	
Trade receivables	522.0		458.3	
Current tax receivables	4.7		5.3	
Other assets	128.6		127.0	
Cash and cash equivalents	100.8		135.5	
Current assets		**1,286.8**		**1,248.0**
Total		**1,831.2**		**1,790.5**

Equity and liabilities	31 Mar 2010		31 Mar 2009	
	€ m	€ m	€ m	€ m
Equity		**711.7**		**695.7**
Provisions for pensions	78.0		76.8	
Deferred tax liabilities	1.6		2.2	
Other provisions	37.7		37.7	
Liabilities to banks	0.0		0.0	
Other financial liabilities	1.6		2.9	
Other liabilities	4.6		5.4	
Non-current liabilities		**123.5**		**125.0**
Other provisions	176.6		183.8	
Provisions for taxes	14.4		8.1	
Liabilities to banks	0.0		0.0	
Advances received	459.2		434.2	
Trade payables	135.2		162.3	
Other financial liabilities	8.8		5.9	
Other liabilities and accruals	201.8		175.5	
Current liabilities		**996.0**		**969.8**
Total		**1,831.2**		**1,790.5**

Separate income statement for the KRONES Group

	2010 1 Jan–31 Mar in € m	2009 1 Jan–31 Mar in € m	Change %
Sales revenue	**533.5**	**482.3**	**10.6**
Changes in inventories of finished goods and work in progress	23.7	–26.5	
Total operating revenue	**557.2**	**455.8**	**22.2**
Goods and services purchased	–296.0	–234.2	26.4
Personnel expenses	–175.9	–160.0	9.9
Other operating income (expenses) and own work capitalised	–58.3	–53.4	9.2
Depreciation, amortisation, and write-downs of intangible assets, property, plant and equipment, and non-current financial assets	–14.3	–14.1	1.4
EBIT	**12.7**	**–5.9**	–
Financial income (expense)	0.5	1.9	–
Earnings before taxes (EBT)	**13.2**	**–4.0**	–
Income tax	–4.1	–1.1	–
Consolidated net income	**9.1**	**–5.1**	–
Profit (loss) share of non-controlling interests	0.0	0.0	
Profit (loss) share of KRONES Group shareholders	9.1	–5.1	
Earnings per share (diluted/basic) in €	0.30	–0.17	

Statement of cash flows for the KRONES Group

	2010 1 Jan–31 Mar €m	2009 1 Jan–31 Mar €m
Earnings before taxes	**13.2**	**–4.0**
Depreciation and amortisation (reversals)	14.3	14.1
Increase (previous year: decrease) in provisions	22.7	–3.4
Deferred tax item changes recognised in profit or loss	–1.1	–1.4
Interest expenses and interest income	–0.5	–1.3
Proceeds and losses from the disposal of non-current assets	–0.1	0.0
Other non-cash expenses and income	2.2	0.2
Increase (previous year: decrease) in inventories, trade receivables, and other assets not attributable to investing or financing activities	–79.0	76.4
Increase (previous year: decrease) in trade payables and other liabilities not attributable to investing or financing activities	8.7	–114.2
Cash generated from operating activities	**–19.6**	**–33.6**
Interest paid	–0.6	–0.4
Income tax paid and refunds received	–2.6	–20.7
Cash flow from operating activities	**–22.8**	**–54.7**
Cash payments to acquire intangible assets	–7.7	–10.4
Cash payments to acquire property, plant and equipment	–4.6	–11.6
Proceeds from the disposal of property, plant and equipment	0.1	0.0
Purchase of shares in affiliated companies	0.0	–3.1
Interest received	1.0	0.3
Cash flow from investing activities	**–11.2**	**–24.8**
Purchase of treasury shares	0.0	–20.2
Proceeds from new borrowing	0.0	40.6
Cash payments to pay lease liabilities	–0.4	–0.4
Cash flow from financing activities	**–0.4**	**20.0**
Net change in cash and cash equivalents	–34.4	–59.5
Changes in cash and cash equivalents arising from exchange rates	–0.3	–0.4
Cash and cash equivalents at the beginning of the period	**135.5**	**108.4**
Cash and cash equivalents at the end of the period	**100.8**	**48.5**

Statement of changes in equity for the KRONES Group

	Parent company							Non-controlling interests	Group equity
	Issued capital	Capital reserves	Retained earnings	Currency differences in equity	Other reserves	Group unappropriated profit (net accumulated loss)	Equity	Equity	
	€m	€m	€m	€m	€m	€m	€m	€m	€m
At 31 December 2008	**40.0**	**103.7**	**476.7**	**–8.9**	**1.5**	**175.8**	**788.8**	**1.2**	**790.0**
Consolidated net income Q1 2009						–5.1	**–5.1**	0.0	**–5.1**
Treasury shares		–20.2					**–20.2**		**–20.2**
Currency differences				–0.4			**–0.4**		**–0.4**
Changes in the consolidated group			–2.6				**–2.6**	–1.2	**–3.8**
Hedge accounting					–0.4		**–0.4**		**–0.4**
At 31 March 2009	**40.0**	**83.5**	**474.1**	**–9.3**	**1.1**	**170.7**	**760.1**	**0.0**	**760.1**
Dividend payment (€0.60 per share)						–18.1	**–18.1**		**–18.1**
Consolidated net income 9 months 2009						–29.6	**–29.6**	0.2	**–29.4**
Purchase of treasury shares		–16.9					**–16.9**		**–16.9**
Allocation to retained earnings			18.5			–18.5	**0.0**		**0.0**
Changes in the consolidated group			–4.0				**–4.0**	0.6	**–3.4**
Currency differences				4.5		0.2	**4.7**		**4.7**
Hedge accounting					–1.3		**–1.3**		**–1.3**
At 31 December 2009	**40.0**	**66.6**	**488.6**	**–4.8**	**–0.2**	**104.7**	**694.9**	**0.8**	**695.7**
Consolidated net income Q1 2010						9.1	**9.1**	0.0	**9.1**
Currency differences				7.9			**7.9**		**7.9**
Hedge accounting					–1.0		**–1.0**		**–1.0**
At 31 March 2010	**40.0**	**66.6**	**488.6**	**3.1**	**–1.2**	**113.8**	**710.9**	**0.8**	**711.7**

Statement of comprehensive income

	2010 1 Jan–31 Mar €m	2009 1 Jan–31 Mar €m
Consolidated net income (loss)	9.1	–5.1
Exchange differences on translation	7.9	–0.4
Available-for-sale financial instruments		
Derivative financial instruments	–1.0	–0.4
Other comprehensive income	6.9	–0.8
Total comprehensive income	**16.0**	**–5.9**
of which attributable to non-controlling interests	0.0	0.0
of which attributable to KRONES Group shareholders	16.0	–5.9

Segment reporting

	Machines and lines for product filling and decoration		Machines and lines for beverage production/ process technology		Machines and lines for the low output range (KOSME)		KRONES Group	
	2010 1 Jan–31 Mar in €m	2009 1 Jan–31 Mar in €m	2010 1 Jan–31 Mar in €m	2009 1 Jan–31 Mar in €m	2010 1 Jan–31 Mar in €m	2009 1 Jan–31 Mar in €m	2010 1 Jan–31 Mar in €m	2009 1 Jan–31 Mar in €m
Sales revenues	466.6	430.8	48.9	34.8	18.0	16.7	533.5	482.3
EBIT	14.0	–2.8	1.3	–3.0	–2.6	–0.1	12.7	–5.9
EBT	13.5	–0.9	1.3	–2.7	–1.6	–0.4	13.2	–4.0
EBT margin	2.9%	–0.2%	2.6%	–7.8%	–8.9%	–2.4%	2.5%	–0.8%
Employees at 31 March*	8,904	9,023	621	583	516	518	10,041	10,124

* Consolidated group

Notes to the consolidated financial statements of the KRONES Group

General disclosures

Legal basis

The consolidated financial statements of KRONES AG (»KRONES Group«) for the period ended 31 March 2010 have been prepared in accordance with the International Financial Reporting Standards (IFRSs) of the International Accounting Standards Board (IASB), London, applicable on the reporting date, including the interpretations issued by the International Financial Reporting Interpretation Committee (IFRIC) as adopted by the European Union. No early application was made of IFRSs that had not yet entered into force or their interpretations.

Non-controlling interests in group equity are presented on the statement of financial position as a special item within equity. Profit or loss shares attributable to non-controlling interests are recognised on the separate income statement and the statement of comprehensive income as part of consolidated net income. The shares of consolidated net income attributed to the owners of the parent company and to non-controlling interests are presented separately.

Non-controlling interests have been added to the statement of changes in equity.

The following explanatory notes comprise disclosures and remarks that, under IFRSs, must be included as notes to the consolidated financial statements in addition to the statement of financial position, the separate income statement and statement of comprehensive income, the statement of changes in equity, and the statement of cash flows.

The »nature of expense« method has been used for the separate income statement. The group's reporting currency is the euro.

Consolidated group

Besides KRONES AG, the consolidated financial statements for the period ended 31 March 2010 include all material domestic and foreign subsidiaries in which KRONES AG holds more than 50% of the voting rights.

KRONES o.o.o., Moscow, Russian Federation, and KRONES (Thailand) Co. Ltd., Bangkok, Thailand, were added to the consolidated group in fiscal 2010. KRONES AG holds a direct 100% stake in these companies.

Consolidation principles

The separate financial statements of the companies included in the consolidated financial statements are prepared in accordance with uniform accounting policies and were all prepared as of the reporting date of the consolidated financial statements.

Capital consolidation is performed in accordance with IFRS 3 (»Business combinations«), under which all business combinations must be accounted for using the »purchase method« of accounting, whereby the acquired assets and liabilities are to be recognised at fair value.

Goodwill that arose before 1 January 2004 is still recognised in reserves.

Shares in the equity of subsidiaries that are not held by the parent company are reported as »non-controlling interests«.

Inter-company receivables, liabilities, provisions, revenues, and expenses between consolidated companies are eliminated in the consolidation accounting.

This also applies for inter-company profits from deliveries effected or services rendered between group companies provided the amounts from these transactions are still held by the group at the reporting date.

Currency translation

The functional currency for KRONES AG is the euro.

The financial statements of the consolidated companies that are denominated in a foreign currency are translated on the basis of the functional currency concept under IAS 21 using a modified closing rate method. Because the subsidiaries primarily operate independently in the economic environment of their respective countries, the functional currency is always the relevant local currency for each subsidiary. In the consolidated financial statements, assets and liabilities are therefore translated at the closing rate as on the reporting date, while income and expenses from the financial statements of subsidiaries are translated at average annual rates.

Any exchange differences resulting from translation using these different rates in the statement of financial position and the separate income statement and statement of comprehensive income are recognised directly in equity. Exchange differences resulting from the translation of equity using historical exchange rates are also recognised directly in equity.

In the separate financial statements of KRONES AG and its subsidiaries, receivables and liabilities in foreign currencies are translated using the exchange rate at the time of the transaction and exchange differences are recognised in profit or loss at the closing rate. Non-monetary items in foreign currencies are stated at historical cost.

Exchange rate differences compared with the previous year arising from capital consolidation are recognised directly in equity in other retained earnings.

The exchange rates of those currencies that have a material impact on the group's financial statements have moved against the euro as follows:

		Closing rate		Average rate	
		31 Mar 2010	31 Dec 2009	2010	2009
US dollar	USD	1.347	1.441	1.386	1.308
British pound	GBP	0.890	0.890	0.888	0.910
Swiss franc	CHF	1.428	1.484	1.464	1.498
Danish krone	DKK	7.445	7.442	7.443	7.452
Canadian dollar	CAD	1.368	1.510	1.443	1.625
Japanese yen	JPY	125.850	133.060	125.740	122.265
Brazilian real	BRL	2.411	2.510	2.506	3.043
Chinese renminbi (yuan)	CNY	9.198	9.830	9.472	8.955
Mexican peso	MXN	16.650	18.826	17.739	18.796
Ukrainian hryvnia	UAH	10.676	11.591	11.237	10.750
South African rand	ZAR	9.884	10.675	10.440	13.010
Kenyan shilling	KES	104.158	109.285	110.085	107.719
Nigerian naira	NGN	202.250	215.260	211.039	194.667
Thai baht	THB	43.597	47.969	45.906	46.570
Russian ruble	RUB	39.701	43.647	41.450	44.482

Accounting policies

The separate financial statements of KRONES AG and its domestic and foreign subsidiaries have been prepared using uniform accounting policies, in accordance with IAS 27.

Some discretion has been used in preparing the consolidated financial statements, particularly in terms of measurement of non-current assets, inventories, receivables, pension provisions, and provisions, because their preparation requires some critical estimates and forecasts.

Intangible assets

Acquired and internally generated intangible assets, excluding goodwill, are recognised pursuant to IAS 38 if it is sufficiently probable that the use of the asset will result in a future economic benefit and the cost of the asset can be reliably determined. They are stated at cost and amortised systematically on a straight-line basis over their estimated useful lives. The amortisation of intangible assets is carried out over a useful life of between three and five years and is recognised under »Depreciation and amortisation of intangible assets and property, plant and equipment«.

Research and development expenditure

Development expenditure of the KRONES Group is capitalised at cost to the extent that costs can be allocated clearly and the technical feasibility and a future economic benefit as a result of their use are probable. According to IAS 38, research expenditure cannot be recognised as an intangible asset and is, therefore, recognised as an expense directly in profit or loss.

Goodwill

There is no goodwill in these consolidated accounts.

Property, plant and equipment

Property, plant and equipment are accounted for at cost less scheduled depreciation on a straight-line basis over their estimated useful lives. The cost of internally generated plant and equipment comprises all costs that are directly attributable to the production process and an appropriate portion of overheads. Borrowing costs are not recognised as cost.

A revaluation of property, plant and equipment pursuant to IAS 16 was not carried out.

Scheduled depreciation is based on the following useful lives, which are applied uniformly throughout the group:

	In years
Buildings	14–50
Technical equipment and machinery	5–18
Furniture and fixtures and office equipment	3–15

In figuring the useful lives, the different components of an asset with significantly different costs were taken into account.

Government grants are only recognised if there is reasonable assurance that the conditions attaching to them will be complied with and the grants will be received.

Government grants related to assets are deducted from the cost of the asset and recognised in profit and loss in the subsequent periods in the proportions in which depreciation expense on those assets is recognised.

Leases

Leases in which the KRONES Group, as the lessee, bears substantially all the risks and rewards incidental to ownership of the leased asset are treated as finance leases pursuant to IAS 17 upon inception of the lease. The leased asset is recognised as a non-current asset at fair value or, if lower, at the present value of the minimum lease payments. The leased asset is depreciated systematically using the straight-line method over the shorter of the »lease term« and its »useful life«. Payment obligations for future lease instalments are recognised under »other liabilities«.

In the case of operating leases, the leased assets are treated as assets belonging to the lessor since the lessor bears the risks and rewards.

Financial instruments

Financial instruments under IAS 39 used by KRONES consist of the following:

- Non-current financial assets
- Financial instruments held for trading (derivative financial instruments)
- Available-for-sale financial instruments
- Financial receivables and liabilities

For the measurement categories, the carrying amounts correspond to the fair values.

The non-current financial assets are not traded on the market and are therefore recognised at amortised cost.

The fair values and carrying amounts are based on customary market rates and observable ongoing market transactions (Level 2 under IFRS 7.27A).

Transactions against cash settlement are accounted for using the settlement date. Derivative financial instruments are accounted for using the trade date.

Net gains and losses include impairments and measurement changes for derivative financial instruments and are explained in the notes to the relevant measurement categories.

Pursuant to IAS 39, the classes under IFRS 7 also include cash proceeds and liabilities from finance leases in addition to the categories listed above.

Disclosures about risk reporting as specified under IFRS 7 are included in the risk report within the consolidated management report.

Non-current financial assets

Non-current financial assets other than securities are recognised at cost, less impairment losses. Non-current securities are classified as »available for sale« and recognised at fair value directly in equity. No assets are classified as »held to maturity«.

Moreover, the »fair value option« provided for under IAS 39 is not applied to any items on the consolidated statement of financial position for the KRONES Group.

Derivative financial instruments

The derivative financial instruments used within the KRONES Group are used to hedge against currency risks from operating activities.

The primary category of currency risk at KRONES is transaction risk arising from exchange rates and cash flows in foreign currencies. The currency materially affected by this is the US dollar.

Within the hedging strategy, 100% of items denominated in foreign currencies are generally hedged. The primary hedging instruments used for this are forward exchange contracts and, occasionally, swaps, including currency swaps.

The strategy objective is to minimise currency risk by using hedging instruments that are viewed as highly effective, thus hedging the exchange rate and achieving planning security.

The derivative financial instruments are measured at fair value at the reporting date. The fair values are determined using Level 2 inputs under IFRS 7.27A.

Gains and losses from the measurement are recognised as profit or loss on the separate income statement and the statement of comprehensive income unless the conditions for hedge accounting are met.

The derivative financial instruments for which hedge accounting is applied comprise forward currency contracts and currency swaps whose changes in fair value are recognised as a »fair value hedge« in profit or loss or a »cash flow hedge« as part of equity. In the case of cash flow hedges, to mitigate currency risks from existing underlying transactions, changes in fair value are initially recognised directly in equity and subsequently reclassified to profit and loss when the hedged item affects profit or loss. These derivative financial instruments are measured on the basis of the relevant commercial bank's forward rates.

They are derecognised only when substantially all risks and rewards of ownership are transferred.

Receivables and other assets

Receivables and other assets, with the exception of derivative financial instruments, are assets that are not held for trading. They are recognised at amortised cost. Receivables with maturities of over one year that bear no or lower-than-market interest are discounted. Impairments are recognised to take account for all identifiable risks. The indicators used for this are the ageing of the receivables and the customer's business situation.

Inventories

Inventories are carried at the lower of cost and net realisable value. Cost includes those costs that are directly related to the units of production and an appropriate portion of fixed and variable production overheads. The portion of overheads is determined on the basis of normal capacity of the production facilities. Selling costs and general administrative costs are not included in the costs of inventories. For inventory risks arising from increased storage periods or reduced usability, write-downs are made on the inventories.

For the sake of convenience in measuring materials and supplies, the FiFo and weighted average cost formulas are applied.

Construction contracts for specific customers

Construction contracts for specific customers that are in progress are recognised by reference to the stage of completion pursuant to IAS 11 (»percentage of completion method«). Under this method, contract revenue is recognised in accordance with the percentage of physical completion of the lines and machines at the reporting date. The percentage of completion corresponds to the ratio of contract costs incurred up to the reporting date to the total costs calculated for the contract. The construction contracts are recognised under trade receivables.

Deferred tax items

Deferred tax assets and liabilities are recognised using the »balance sheet-oriented liability method«, which involves recognising deferred tax items for all temporary differences between the tax base of an asset or liability and its carrying amount in the statement of financial position under IFRSs and for consolidation procedures recognised in profit or loss.

The deferred tax items are computed on the basis of the national income tax rates that apply in the individual countries at the time of realisation. Changes in the tax rates are taken into account if there is sufficient certainty that they will occur. Where permissible under law, deferred tax assets and liabilities have been offset.

Provisions for pensions

Provisions for pensions are calculated using the »projected unit credit method« pursuant to IAS 19. Under this method, known vested benefits at the reporting date as well as expected future increases in pensions and salaries are taken into account with due consideration to relevant factors that will affect the benefit amount, which are estimated on a prudent basis. The provision is calculated on the basis of actuarial valuations that take into account biometric factors.

Actuarial gains and losses are only recognised as income or expenses if the net cumulative unrecognised actuarial gains and losses at the end of the previous reporting period exceeded the greater of:

a) 10% of the present value of the defined benefit obligation at that date (before deducting plan assets); and
b) 10 % of the fair value of any plan assets at that date.

Other provisions

Other provisions are recognised when the group has an obligation to a third party as a result of a past event, an outflow is probable, and a reliable estimate of the amount of the obligation can be made. Measurement of these provisions is computed at fully attributable costs or on the basis of the most probable expenditures needed to settle the obligation.

Provisions with a residual term of more than one year are recognised at the present value of the probable expenditures needed to settle the obligation at the reporting date.

Financial liabilities

For initial recognition, in accordance with IAS 39, financial liabilities are measured at the cost that is equal to the fair value of the consideration given. Transaction costs are included in this initial measurement of financial liabilities. After initial recognition, all financial liabilities are measured at amortised cost.

Sales revenue

With the exception of those contracts that are measured according to IAS 11, sales revenues are recognised, in accordance with the criteria laid out under IAS 18, when the significant risks and rewards of ownership are transferred, when a price is agreed or can be determined, and economic benefit from the sale of goods is sufficiently probable.

Sales revenues are reported less reductions.

Segment reporting

KRONES reports on three operating segments, which are the strategic business units. They are organised by product divisions and services and managed separately due to the different technologies they cover. The Executive Board, as the chief operating decision maker, manages the company as a whole on the basis of monthly reports from the segments.

Segment 1 comprises machines and lines for product filling and decoration. Segment 2 comprises machines and lines for beverage production and process technology. Segment 3 comprises machines and lines for the low output range.

The accounting policies used are the same as those described under »General disclosures« above.

Segment performance is measured on the basis of internal reports made to the Executive Board, in particular, segment revenues and segment EBIT.

Intrasegment transfers are conducted under the same conditions as transfers among third parties. Intersegment revenues are negligible.

Shareholdings

Name and location of the company	Share in capital held by KRONES AG in %*
neusped Neutraublinger Speditions-GmbH, Neutraubling, Germany	100.00
KIC KRONES Internationale Cooperations-Gesellschaft mbH, Neutraubling, Germany	100.00
ecomac Gebrauchtmaschinen GmbH, Neutraubling, Germany	100.00
MAINTEC Service GmbH, Collenberg/Main, Germany	51.00
S.A. KRONES N.V., Louvain-la-Neuve, Belgium	100.00
KRONES Nordic ApS, Holte, Denmark	100.00
KRONES S.A.R.L., Lyon, France	100.00
KRONES UK LTD., Bolton, UK	100.00
KOSME UK LTD., Burton on Trent Staffordshire, UK	100.00
KRONES S.R.L., Garda (VR), Italy	100.00
KOSME S.R.L., Roverbella, Italy	100.00
SMEFIN S.R.L., Roverbella, Italy	100.00
KRONES Nederland B.V., Bodegraven, Netherlands	100.00
KOSME Gesellschaft mbh, Sollenau, Austria	100.00
KRONES Spólka z.o.o., Warsaw, Poland	100.00
KRONES Portugal Equipamentos Industriais Lda., Barcarena, Portugal	100.00
KRONES O.O.O., Moscow, Russian Federation	100.00
KRONES Romania Prod. S.R.L., Bucharest, Romania	100.00
KRONES AG, Buttwil, Switzerland	100.00
KRONES Iberica, S.A., Barcelona, Spain	100.00
KRONES S.R.O., Prague, Czech Republic	100.00
KRONES Ukraine LLC, Kiev, Ukraine	100.00
MAINTEC Service eood, Sofia, Bulgaria	51.00
MAINTEC Service Ges.m.b.H., Dorf an der Pram, Austria	51.00
KRONES Surlatina S.A., Buenos Aires, Argentina	100.00
KRONES do Brazil ltda., São Paulo, Brazil	100.00
KRONES S.A., São Paulo, Brazil	100.00
KRONES Machinery (Taicang) Co. Ltd., Taicang, China	100.00
KRONES Trading (Taicang) Co. Ltd., Taicang, China	100.00
KRONES Asia Ltd., Hong Kong, China	100.00
KRONES India Pvt. Ltd., Bangalore, India	100.00
KRONES Japan Co. Ltd., Tokyo, Japan	100.00
KRONES Machinery Co. Ltd., Brampton, Ontario, Canada	100.00
KRONES LCS Center East Africa Limited, Nairobi, Kenya	100.00
KRONES Andina Ltda., Bogotá, Colombia	100.00
KRONES Korea Ltd., Seoul, Korea	100.00
KRONES Mex S.A. DE C.V., Mexico City, Mexico	100.00
KRONES LCS Center West Africa Limited, Lagos, Nigeria	100.00
KRONES Southern Africa (Prop.) Ltd., Johannesburg, South Africa	100.00
KRONES (Thailand) Co. Ltd., Bangkok, Thailand	100.00
KRONES, Inc., Franklin, Wisconsin, USA	100.00
Maquinarias KRONES de Venezuela S.A., Caracas, Venezuela	100.00
Beverage Consulting and Engineering. Co. Ltd., Bangkok, Thailand	49.00

Members of the Supervisory Board and the Executive Board

Following fulfilment of the requirements for application of the German Codetermination Act [Mitbestimmungsgesetz] of 1976 in 1987, the Supervisory Board was extended from six to twelve members. Pursuant to § 8 (1) of the articles of association, six members are elected by the shareholders in accordance with the German Stock Corporation Act (§§ 96 (1) and 101). Six members are elected by the employees pursuant to §§ 1 (1) and 7 (1) Sentence 1 No. 1 of the Codetermination Act.

Supervisory Board

Ernst Baumann
Chairman

Werner Schrödl**
Chairman of the Central Works Council
Deputy Chairman

Dr. Klaus Heimann**
Director of the Youth, Training and Qualification Policy Division of IG METALL
* MAN AG

Dr. Jochen Klein
Chairman of the advisory council of DÖHLER HOLDING GMBH
* DÖHLER GROUP
HOYER GROUP

Prof. Dr. Ing. Erich Kohnhäuser
* MAX AICHER STAHL AG

Norman Kronseder
KRONSEDER FAMILY OFFICE
* BAYERISCHE FUTTERSAATBAU GMBH

Philipp Graf von und zu Lerchenfeld
Member of the Bavarian Landtag, Dipl.-Ing. agr., auditor and tax consultant

Dr. Alexander Nerz
Attorney

Johann Robold**
Member of the Works Council

Anton Schindlbeck**
Head of sales for LCS

Jürgen Scholz**
1st authorised representative and treasurer of the IG METALL administrative office in Regensburg
* INFINEON TECHNOLOGIES AG

Josef Weitzer**
Chairman of the Works Council
* Member of the Board of Directors of Sparkasse Regensburg

Executive Board

Volker Kronseder
Chairman
Group Communication, Personnel Management and Social Affairs
* KRONES INC., USA

Hans-Jürgen Thaus
Deputy Chairman
Finance, Controlling, Information Management and Process Management
* KURTZ GMBH
KRONES INC., USA
MASCHINENFABRIK REINHAUSEN GMBH

Rainulf Diepold
Marketing and Sales

Werner Frischholz
Materials Management and Production

Christoph Klenk
Research and Development, Engineering and Product Divisions
* WINKLER & DÜNNEBIER AG

* Other Supervisory Board seats held, pursuant to § 125 (1), Sentence 3 of the German Stock Corporation Act
** Elected by the employees

In addition, each of the Group companies is the responsibility of two members of the Executive Board.

Glossary

Affiliated companies	See subsidiaries
Cash flow	Financial flow variable indicating the cash surplus (net income plus depreciation).
DAX	Deutscher Aktienindex (DAX). Index containing the 30 biggest German companies (based on market capitalisation and trading volume).
Deferred tax items	Temporary differences between the taxes calculated on the results reported on tax statements and those calculated on the results recognised in the financial statements under IFRSS. The purpose is to show the tax expense in relation to the result under IFRSS.
EBITDA	Earnings before interest, taxes, depreciation and amortisation.
EBIT	Earnings before interest and taxes.
EBT	Earnings before taxes.
EBT margin	Ratio of earnings before taxes to sales. (Return on sales.)
Equity	Funds made available to the company by the owners by way of contribution and/or investment plus retained earnings (or losses).
Free float	Portion of the total number of shares outstanding that is available to the public for trading.
IFRSS	International Financial Reporting Standards. Accounting standards issued by the International Accounting Standards Board (IASB) that are harmonised and applied internationally.
Market capitalisation	The value of a company based on the market price of issued and outstanding ordinary shares. Calculated by multiplying the share price by the number of shares.
MDAX	Index that contains the 50 biggest German and non-German companies (based on market capitalisation and trading volume) in the traditional sectors after those included in the DAX.
Net cash and equivalents	Cash and highly liquid securities under current assets less liabilities to banks.
Non-current assets	Assets which are intended to permanently serve the business operations.
ROCE	Ratio of EBIT to average capital employed (total assets less interest-free liabilities and other provisions).
ROI	Return on investment. Ratio of earnings before taxes to total capital.
Statement of cash flows	Statement of inflows and outflows of cash that shows the sources and uses of funds within the financial year.
Subsidiaries	All companies that are controlled, directly or indirectly, by a parent company due to majority interest and/or common management.
Total debt	Combined term for the provisions, liabilities, and deferred income stated on the liabilities side of the balance sheet.
Working capital	Working capital is calculated as current assets less cash and cash equivalents and less trade payables. Working capital expresses the portion of assets that are working for the company, i.e. generating sales revenues.

KRONES AG
Investor Relations
Fax + 49 9401 703786
E-mail investor-relations@krones.com
Internet www.krones.com
Böhmerwaldstrasse 5
93073 Neutraubling
Germany

Olaf Scholz
Phone +49 9401 701169

This English language report is a translation of the original German Bericht über den Zeitraum vom 1. Januar bis 31. März 2010. In case of discrepancies the German text shall prevail.



KRONES

Q2 2010

Interim report for the period from 1 January to 30 June 2010

KRONES

		Jan–June 2010	Jan–June 2009	Change
Sales	€ m	1,076.2	924.4	+16.4%
New orders, cumulative, including Lifecycle Service	€ m	1,104.9	874.0	+26.4%
Orders on hand at 30 June, including Lifecycle Service	€ m	917.2	787.0	+16.5%
Capital expenditure for PP&E and intangible assets	€ m	27.9	43.7	–36.2%
Employees at 30 June				
Worldwide		10,293	10,197	+0.9%
Germany		8,054	8,142	–1.1%
Earnings per share *	€	0.73	–0.53	–
EBITDA	€ m	59.3	12.5	–
EBIT	€ m	30.4	–17.2	–
EBT	€ m	32.0	–15.8	–
Net income	€ m	22.1	–16.0	–
Cash flow, gross**	€ m	51.0	13.7	–

* diluted/undiluted
** net income + depreciation

Dear shareholders and friends of KRONES,

We had a strong first half, generating sales and new orders figures that, in all honesty, none of us thought possible at the start of the year. Sales revenues were up 16.4% and new orders were up 26.4%. We also were able to turn our earnings situation around. At mid-year we are already back in the black, with a profit of €22m after having posted a loss of €16m a year earlier. We are also once again operating at full capacity.

These figures show that KRONES took the right steps early on and is on track to emerge from the crisis even stronger. However, we must remain vigilant so that we can act quickly if the economy falters. As we see it, the latest uptrend is not yet firmly established. Escalating government debt, the winding down of economic stimulus programmes worldwide, and rising protectionism could stall the economy at any moment.

For this reason, KRONES is maintaining a cautious stance toward capacity expansion and continuing to implement the Conversion programme. Conversion is enabling us to react to rapid changes in demand and the economic situation faster and with greater agility. Under Conversion, we are examining and improving all of our products and processes in every area of our business in order to further enhance efficiency throughout the group. This will continue to be a major focus for KRONES – even in a sustained recovery – since improvements in price quality will likely come slowly.

Despite the economic uncertainties, our comfortable orders backlog and strong market position make us confident that we will achieve our targets for 2010. With capital investment among our customers picking up considerably now, we expect this fall's international trade fair season to lend additional momentum for the remainder of this year and into next year.



Volker Kronseder
Chairman of the Executive Board



Hans-Jürgen Thaus
Deputy Chairman of the Executive Board

Global economy is making a strong recovery

The economy is growing, but so are concerns about the recovery's staying power.

Just as economists had been predicting since the end of 2009, the global economy recovered from the worldwide recession in the first half of 2010. Emerging Asian economies in particular have provided considerable momentum. Government stimulus packages and low interest rates in the big industrialised countries have also bolstered the recovery. Faster-than-anticipated growth prompted the International Monetary Fund (IMF) to revise its forecast for global economic growth in 2010 from around 4% to 4.5%.

At the same time, IMF experts are warning of rising downside risks. Topping the list is the sovereign debt crisis in several European countries. The austerity measures needed to consolidate those budgets will likely hamper growth in Europe. In addition, economic stimulus programmes are winding down. On the whole, the euro area economy is expected to rebound much more slowly than other regions. The IMF's forecast for euro area GDP growth in 2010 is just 1.0%. The prediction for US GDP growth is 3.3%.

Germany is faring somewhat better than other European economies. Exports and capital spending activity are picking up while consumer demand remains weak. The ifo business climate index, an important leading indicator for the German economy, improved slightly from May to June, further suggesting that Germany's recovery is relatively stable. Forecasts for GDP growth in Germany range from 1.5% to around 2.0%.

Order intake is up in Germany's machinery sector

In May, new orders in the German machinery sector were up 61% year-on-year.

New orders in Germany's machinery sector have risen steadily over the past several months. That means the industry has come back from the deep slump of 2009. In May, new orders were up 61% year-on-year. Of course, orders in the sector had hit their absolute low in May 2009, but the growing momentum seems to point to a sustained recovery. A less-volatile three-month comparison of the period from March 2010 to May 2010 shows a 37% jump in orders. In 2009, new orders had dropped 25%.


New orders in Germany's machinery sector
Germany
Rest of world
160
150
140
130
120
110
100
90
80
70
1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010

Price-adjusted index, 2005 basis = 100

Source: VDMA, 30 June 2010

Sales revenues up 16.4% to €1,076.2m

KRONES, too, has benefitted as the global economy recovers from its deep recession. The company's sales revenues showed a year-on-year increase of 10.6% in the first quarter of 2010. Growth accelerated in the period from April to June. At €542.7m, second-quarter sales at KRONES were up 22.8% from a year earlier (€442.1m). All told, sales rose 16.4% in the first half of 2010 to €1,076.2m (year-earlier period: €924.4m). That means we are on track to achieve our growth target of 10% to 15% for the year as a whole.

KRONES posted strong growth in sales of plastics technology, that is, machines and lines for producing and filling plastic (PET) bottles.

KRONES Group sales, in € m, 1 January–30 June

KRONES Group sales, in €m, 1 April–30 June


1,204.9
1,053.9
1,076.2
920.4
924.4
2006
2007
2008
2009
2010
609.7
548.9
542.7
468.8
442.1
2006
2007
2008
2009
2010

Sales by region

At €113.1m, sales in Germany were down 16.7% in the first half of 2010 compared to the year-earlier period. Apart from the fact that demand within Germany was still weak, it should be noted that invoice timing had resulted in an exceptionally sharp increase in sales revenues in Germany at the start of 2009.

Sales in Europe (excluding Germany) rose 6.3% to €327.7m in the period from January to June. That means business in Europe is growing again after a slight year-on-year decline in the first quarter of 2010.

KRONES generated 59% of consolidated sales outside Europe in the first half of 2010.

The rest of the world's markets were once again the primary force driving growth, with sales up 32.3% year-on-year in the period from January to June 2010 to €635.4m. That means 59.0% of consolidated sales were generated outside Europe (year-earlier period: 52.0%). While the markets in Asia, Africa, and South America continued to grow, there was very little new capital spending activity in North America.

New orders and orders on hand

New orders up 26.4% year-on-year

At the end of the first half, new orders were up by more than a quarter year-on-year. The orders backlog had also grown considerably.

Our customers held back considerably on capital spending during last year's financial and economic crisis. Now customers are beginning to loosen their purse strings. In the first half of 2010, new orders at KRONES were up 26.4% year-on-year from €874.0m to €1,104.9m. Order intake in the second quarter totalled €554.5m, up 20.8% from the year-earlier period. That figure is also an improvement on the first three months of 2010 (€550.4m).

Complete filling lines accounted for a larger share of orders than in the year-earlier period. At that time, restrictive lending practices on the part of banks often made it difficult for customers to finance larger capital investments. Financing conditions have since improved.

New orders from China, Asia, Africa, and the Middle East were up sharply in the first half. And while business picked up considerably in South America, demand for our products in North and Central America remained weak during the reporting period. In the US, the brewing and beverage industry is becoming increasingly concentrated. Companies there are focused on fully utilising existing capacities and are not expanding.

KRONES Group new orders, in €m
1 January–30 June

KRONES Group new orders, in €m
1 April–30 June


941.9
1,109.5
1,242.5
874.0
1,104.9
2006
2007
2008
2009
2010
453.4
552.4
635.2
459.5
554.5
2006
2007
2008
2009
2010

KRONES has a comfortable orders backlog

KRONES' orders backlog has grown steadily over the past quarters. At 30 June 2010, the company had orders on hand of €917.2m. That is up €130.2m from a year ago. The comfortable orders cushion gives the company increased planning security. It also ensures that we are not compelled to fight for orders on all fronts.

KRONES Group orders on hand at 30 June, in €m


712.1
802.3
928.4
787.0
917.2
2006
2007
2008
2009
2010

KRONES posts net profit of €22.1m in the first half

Business at KRONES picked up sharply in the first six months of 2010 and our plants were operating at full capacity. The impact on earnings was positive. Substantial cost savings achieved under the Conversion programme also contributed to a strong year-on-year improvement in earnings. From January to June 2010, KRONES generated earnings before taxes (EBT) of €32.0m. In the first six months of 2009, EBT was −€15.8m. The EBT margin, the ratio of EBT to sales, was 3.0% in the first half of 2010. That means earnings are still far from their pre-crisis level. In part because the overall market for the packaging and beverage industry is still considerably smaller than it was before the economic crisis, price quality remains unsatisfactory. However, prices have at least stabilised recently.


Earnings before taxes (EBT), in € m,
1 Jan–30 June
60.2
75.7
91.8
−15.8
32.0
2006 2007 2008 2009 2010
Consolidated net income, in € m,
1 April–30 June
29.7
39.6
46.2
−11.8
18.8
2006 2007 2008 2009 2010

In the period from January to June, KRONES has already more than made up the year-earlier period's losses.

In the second quarter of 2010 EBT climbed to €18.8m, from −€11.8m in the year-earlier period. At 3.5%, the EBT margin was also up from the first quarter. Net income improved in the first half of 2010 to €22.1m, from a net loss of €16.0m in the year-earlier period. Second-quarter net income was €13.0m (year-earlier period: −€10.9m). At 30 June 2010, earnings per share amounted to €0.73 (previous year: -€0.53).


Earnings per share, in €, 1 January–30 June
1.19
1.49
1.98
−0.53
0.73
2006 2007 2008 2009 2010
Earnings per share, in €, 1 April–30 June
0.60
0.77
1.00
−0.35
0.43
2006 2007 2008 2009 2010

KRONES Group earnings structure, in € m

	2010 1 Jan–30 June	2009 1 Jan–30 June	Change
Sales revenue	**1,076.2**	924.4	+16.4%
Changes in inventories of finished goods and work in progress	32.2	–67.6	–
Total operating revenue	**1,108.4**	**856.8**	**+29.4%**
Goods and services purchased	**–580.2**	–438.2	+32.4%
Personnel expenses	**–347.3**	–304.3	+14.1%
Other operating income (expenses) and own work capitalised	**–121.6**	–101.8	+19.4%
EBITDA	59.3	12.5	–
Depreciation, amortisation, and write-downs of intangible assets, property, plant and equipment, and non-current financial assets	**–28.9**	–29.7	–2.7%
EBIT	30.4	–17.2	–
Financial income (expense)	1.6	1.4	+14.3%
EBT	32.0	–15.8	–
Income tax	**–9.9**	–0.2	–
Consolidated net income	**22.1**	**–16.0**	**–**

In the first half, the KRONES Group's total operating revenue was up 29.4% year-on-year to €1,108.4m. That is a far steeper gain than the increase in sales (+16.4%). The disparity reflects the sharp rise in demand for our products and the fact that we are operating at high capacity as a result.

Expenses for goods and services purchased rose sharply as we hired more temporary workers.

Expenses for goods and services purchased rose 32.4% to €580.2m during the reporting period because KRONES once again hired a large number of temporary workers to handle the increase in business. The ratio of expenses for goods and services purchased to total operating revenue grew only marginally to 52.3% (previous year: 51.1%).

Personnel expenses rose less sharply than sales and total operating revenue and were up 14.1% to €347.3m in the period from January to June. This increase was due primarily to higher capacity utilisation. The ratio of personnel expenses to total operating revenue declined from 35.5% a year earlier to 31.3%.

The net of other operating income and expenses and own work capitalised in relation to total operating revenue also decreased slightly to 11.0% (year-earlier period: 11.9%). This reflects the long-term nature of the Conversion programme, which has reduced other operating expenses.

At €28.9m, depreciation, amortisation, and write-downs of intangible assets, property, plant and equipment, and non-current financial assets were largely unchanged from €29.7m in the year-earlier period.

KRONES Group cash flow, in € m

	2010 1 Jan–30 June	2009 1 Jan–30 June	Change in € m
EBT	**32.0**	**–15.8**	**47.8**
Cash flow from operating activities	**–43.1**	–65.0	21.9
Cash flow from investing activities	**–24.9**	–44.7	19.8
Free cash flow	**–68.0**	**–109.7**	**41.7**
Cash flow from financing activities	**14.6**	25.5	–10.9
Net change in cash and cash equivalents	**–53.4**	–84.2	30.8
Change in cash and cash equivalents arising from exchange rates	**1.2**	–0.4	1.6
Cash and cash equivalents at the beginning of the period	**135.5**	108.4	27.1
Cash and cash equivalents at the end of the period	**83.3**	**23.8**	**59.5**

KRONES' cash flow from operating activities did not rebound as sharply year-on-year as group earnings in the period from January to June 2010. Cash flow from operating activities improved from –€65.0m to –€43.1m. The main reason why it did not move into positive territory was the sharp increase in business volume in the first half of 2010, which necessitated an increase in working capital, especially trade receivables and inventories.

Due to an increase in working capital, cash flow from operating activities did not rebound as sharply as earnings in the first half.

KRONES invested €27.9m in intangible assets and property, plant and equipment during the reporting period. This total is down from the year-earlier figure of €43.7m, which included the cost of completing the technology centre in Neutraubling. The lion's share of capital spending went toward new production machinery.

Free cash flow – that is, cash flow from operating activities less capital expenditure – was –€68.0m at the end of the first half, an improvement of €41.7m. KRONES expects to generate positive free cash flow for the year 2010 as a whole.

Since the company took on considerably less debt in the first half of 2010 (€15.4m) than in the year-earlier period (€81.5m), cash flow from financing activities was down €10.9m. All told, KRONES had cash and cash equivalents of €83.3m at 30 June 2010 (previous year: €23.8m).

KRONES Group cash flow from operating activities, in € m, 1 Jan–30 June


–42.8
–17.9
–21.0
–65.0
–43.3
2006
2007
2008
2009
2010

KRONES Group assets and capital structure, in € m

	30 June 2010	31 Dec 2009	31 Dec 2008	31 Dec 2007
Non-current assets	551	542	534	475
of which property, plant and equipment, intangible assets, and non-current financial assets	500	496	482	422
Current assets	1,330	1,248	1,291	1,209
of which cash and equivalents	83	136	108	54
Equity	731	696	790	708
Total debt	1,150	1,094	1,035	976
Non-current liabilities	120	125	144	155
Current liabilities	1,030	969	891	821
Total assets	**1,881**	**1,790**	**1,825**	**1,684**

At €1,881m, KRONES' total assets at 30 June 2010 were up 5.1% from the end of 2009. This change was due to a considerable rise in business volume in the first half and a resulting increase in working capital.

At the end of June, KRONES had an equity ratio of 38.8% and net cash and cash equivalents of €67.9m.

Non-current assets were virtually unchanged at 30 June 2010, at €551.4m (31 December 2009: €542.5m). Property, plant and equipment, intangible assets, and non-current financial assets totalled €499.9m (31 December 2009: €495.8m). Of this, €403.0m were property, plant and equipment. The company's intangible assets, which amounted to €94.8m at 30 June (31 December 2009: €86.1m), are primarily development costs that must be capitalised.

At the end of the first half current assets totalled €1,329.8m, which is 6.6% more than at 31 December 2009. In the period from January through June 2010, KRONES increased inventories and trade receivables considerably due to the surge in business volume. Inventories grew from €521.9m to €563.7m and trade receivables rose by €98.6m to €556.9m.

KRONES Group capital expenditures, in €m, 1 Jan–30 June


36.2
37.6
38.1
43.7
29.7
2006
2007
2008
2009
2010

Although working capital increased, the ratio of working capital to sales came down to 28.8% from the year-earlier ratio of 29.7%. The lion's share of the increase in inventories and receivables was offset by a decrease in cash and cash equivalents, from €135.5m to €83.3m during the reporting period.

KRONES' non-current liabilities, largely provisions for pensions and other provisions, amounted to €120.1m at 30 June 2010 (31 December 2009: €125.0m). The company had no non-current bank debt at 30 June 2010.

At €1,030.5m, current liabilities were up from the end of 2009 (€969.8m). The increase is due primarily to an increase in accruals. At the end of the first half, KRONES took out a short-term loan of €15.4m.

The positive first-half earnings boosted equity from €695.7m at the reporting date for 2009 to €730.6m, putting our equity ratio at 38.8% at 30 June (31 December 2009: 38.9%). With net cash and cash equivalents (cash and cash equivalents less bank debt) of €67.9m at 30 June 2010, KRONES therefore still has an extremely sound financial and capital structure.

Capital expenditure for PP&E and intangible assets, in € m, 1 Jan–30 June


83.3
53.8
42.5
23.8
14.9
2006
2007
2008
2009
2010

KRONES employed 10,293 people at the end of June

KRONES was hiring again in the first half of 2010.

KRONES' strategy of maintaining its core workforce throughout the crisis has paid off in the form of strong total operating revenue in the recent upturn. At 30 June 2010, KRONES employed 10,293 people (8,054 in Germany and 2,239 outside Germany), 55 more than at the end of 2009. At 30 June 2010, KRONES was training 381 young people.

A positive development we would like to highlight is that, due to the improved economic situation, all trainees who were given limited employment contracts upon completion of their training in 2009 will convert to permanent contracts at the end of the year.

Sales by segment 1 Jan–30 June 2010


Machines and lines for product filling and decoration
87.0%* (€936.8m)
Machines and lines for beverage production/ process technology
9.2%* (€98.9m)
Machines and lines for the low output range (KOSME)
3.8%* (€40.5m)

* Share of consolidated sales of €1,076.2m

Sales by segment 1 Jan–30 June 2009


Machines and lines for product filling and decoration
85.0%* (€785.6m)
Machines and lines for beverage production/ process technology
11.0%* (€102.0m)
Machines and lines for the low output range (KOSME)
4.0%* (€36.8m)

* Share of consolidated sales of €924.4m

Segment revenues

Sales in our core segment, »machines and lines for product filling and decoration«, were up 19.2% to €936.8m in the first half of 2010 (year-earlier period: €785.6m). That means the recovery gained momentum in the second quarter after gains of »only« 8.3% in the period from January to March this year. Our plastics technology, that is, machines and lines for producing, filling, and packaging PET bottles, was a major force driving this growth. Our core segment contributed 87.0% to total sales (previous year: 85.0%).

KRONES' core segment was the key force driving growth in the first half of 2010.

At €98.9m, sales in the »machines and lines for beverage production/process technology« segment were down 3.0% in the period from January to June (year-earlier period: €102.0m). Because the economy had not yet stabilised, we completed very few large projects during the reporting period. As a result, the segment's share of total sales shrank in the first six months of 2010 to 9.2% (year-earlier period: 11.0%).

Sales in our smallest segment, »machines and lines for the low output range (KOSME)«, were up 10.1%. The revenue boost came on the back of many new product innovations and increased use of KRONES' comprehensive Lifecycle Service network by KOSME customers. Nevertheless, KOSME's share of total sales declined in the first six months of 2010 from 4.0% in the year-earlier period to 3.8%.

Segment earnings

»Machines and lines for product filling and decoration« made a clean earnings turnaround. Our core segment generated earnings before taxes (EBT) of €36.2m in the first half of 2010 after –€6.2m for the year-earlier period. Nevertheless, the 3.9% EBT margin (the ratio of EBT to segment sales revenues) was still far from its pre-crisis level as price quality remained unsatisfactory.

Only KRONES' core segment posted a profit for the period from January to June 2010

»Machines and lines for beverage production/process technology« did not quite make the leap into the black in the first two quarters of 2010. EBT was –€0.6m, after –€7.0m in the year-earlier period. The improvement in earnings despite a slight decline in sales was due primarily to the fact that KRONES-made products accounted for a larger share of segment sales. The segment's EBT margin improved from –6.9% to –0.6%.

In the »machines and lines for the low output range (KOSME)« segment, earnings before taxes deteriorated year-on-year from –€2.6m to –€3.6m in the first half of this year. Restructuring activities were among the main reasons for the unsatisfactory earnings situation, as was continued strict capital spending restraint among KOSME's customers, which had a negative impact on pricing. KRONES still aims to expand its market leadership into the low output range with KOSME.

Product filling and decoration		2010	2009
		1 Jan–30 June	1 Jan–30 June
EBIT	in € m	34.4	–8.0
EBT	in € m	36.2	–6.2
EBT margin	in %	3.9	–0.8

Beverage production/process technology		2010	2009
		1 Jan–30 June	1 Jan–30 June
EBIT	in € m	–0.6	–7.0
EBT	in € m	–0,6	–7.0
EBT margin	in %	–0.6	–6.9

KOSME		2010	2009
		1 Jan–30 June	1 Jan–30 June
EBIT	in € m	–3.4	–2.2
EBT	in € m	–3.6	–2.6
EBT margin	in %	–8.9	–7.1

Debt crisis troubles the stock markets

The strong economic recovery, rising corporate profits, and low interest rates were not enough to keep the stock markets upbeat in the first half of 2010. The European sovereign debt crisis was too unnerving for investors. Fears of financial collapse in countries like Greece, Spain and Italy, which would rock the banking and financial system, caused the markets to plunge time and again. Germany's DAX blue-chip index fluctuated between 5,400 and 6,300 points in the first half and closed June 2010 at 5,965 points – almost right back where it had started the year.

The MDAX fared much better. Although the mid-cap index gave up a portion of the gains it had made from January to March in the second quarter, it nevertheless closed June with an overall gain of 6.7%. The MDAX benefitted from the fact that it contains many cyclical stocks and few financials.

The world's key share indexes fared more poorly than the DAX and the MDAX. The Dow Jones Industrial Average in the US lost more than 6% in the first six months of 2010 and Japan's Nikkei index dropped 11.0%. The Chinese stock markets were hit the hardest, with the Shanghai Composite down more than a quarter in the first half on investor fears that Chinese economic growth was losing steam.

KRONES' share gains 15.3%, outperforming MDAX

KRONES' share fared far better than the MDAX in the first half.


KRONES share price performance 1 Jan – 30 June 2010
€43.60
€40.94
€35.50
€34.45
€43.00
€42.00
€41.00
€40.00
€39.00
€38.00
€37.00
€36.00
€35.00
€34.00
January
February
March
April
May
June
KRONES share
MDAX (indexed)

KRONES' share price improved even more than the MDAX in the first half. At the end of June, it was up 15.3% from the start of the year to €40.94. The share was bolstered by the sharp improvement in sales revenues and earnings in the first quarter of 2010 compared with the same period of 2009 and by the positive outlook for the year as a whole. Investors also acknowledged the company's solid financial position and sound capital structure during a period dominated by the debt crisis.

Risk management system is always evolving

KRONES is exposed to a variety of risks that are inextricably linked with doing business globally. We continuously monitor all significant business processes to identify risks early and to actively manage and limit them. An internal monitoring and control system with which we record, analyse, and assess all relevant risks is an integral part of the risk management system at KRONES. Our risk management system consists of the following modules: risk analysis, risk monitoring, and risk planning and management.

Risk analysis

In order to identify risks early, we continuously monitor all business activities. We conduct a profitability analysis on all of our quotes before accepting any order. For orders that exceed a specified volume, we also conduct a multi-dimensional risk analysis. Apart from profitability, we also individually record and evaluate financing risks, technological risks, and scheduling and other contractual risks.

Risk monitoring

We use a variety of interlinked controlling processes to monitor risks within the KRONES Group. Regular comprehensive reports from the individual business units keep the Executive Board and other decision-makers apprised of all possible risks and deviations from company planning in a timely manner.

Risk planning and control

We use the following tools to plan our business activities and control risk within our risk monitoring and control system: annual planning, medium-term planning, strategic planning, rolling forecasts, monthly and quarterly reports, capital expenditure planning, production planning, capacity planning, project controlling, accounts receivable management, exchange rate hedges, and insurance policies.

Threats

Viewed from today's perspective, KRONES is not exposed to any risks that threaten the company's continued existence. A detailed discussion of the risks faced by the company and a description of our risk management can be found in the Management Report beginning on p. 62 of our 2009 Annual Report. There have been no material changes with respect to the company's key risks for the first half of 2010 since the statements made in the annual report.

Outlook

Global economic risks remain

Economies around the globe are recovering, the German machinery sector has climbed out of the trough, and KRONES is posting sharp gains at the end of the first half. Although it appears as though we have left the crisis well behind us, we still see a number of risk factors that could jeopardise a sustained recovery of the global economy.

Many economists see inflation risks in the use of expansive monetary policies worldwide, which could result in massive fluctuations in exchange rates and instability on the financial markets. Moreover, there is a risk that persistent economic imbalances could lead to increased protectionism in some regions of the world. It is also not yet possible to predict the extent to which scarcities on the commodity markets and high levels of government and private debt will affect the global economy. Therefore, global economic developments in and beyond 2010 remain uncertain. With 90% of our sales currently in exports, these developments will inevitably have an impact on KRONES.

To ensure that we are prepared to cope with increasingly unpredictable economic trends with sharper swings and more volatile sales markets, KRONES will continue to implement the Conversion programme, which entails changing our thinking as well as our organisation. Conversion's aim is to increase agility in all parts of the company, simplify products and processes, and invest in opportunities for growth, thus lowering costs in the long term and tapping new revenue potential.

Positive outlook for 2010 as a whole

KRONES made a turnaround in the first half of 2010 and expects sales growth to be between 10% and 15% for fiscal 2010. That corresponds to consolidated sales of between €2.10bn and €2.15bn. While we expressed cautious optimism about this goal at the start of the year, we are now confident that we will close 2010 at the upper end of this range.

From today's perspective, KRONES expects to continue the earnings turnaround of the first half and to once again generate markedly positive earnings for the year as a whole. There is a good chance that earnings will be even stronger in the second half.

Assuming that conditions remain as they are, we expect the trend to remain positive in 2011.



Statement of financial position for the KRONES Group

Assets	30 June 2010		31 Dec 2009	
	€ m	€ m	€ m	€ m
Intangible assets	94.8		86.1	
Property, plant and equipment	403.0		407.4	
Non-current financial assets	2.1		2.3	
Property, plant and equipment, intangible assets, and non-current financial assets	**499.9**		**495.8**	
Deferred tax assets	12.4		12.0	
Trade receivables	21.9		18.8	
Current tax receivables	10.9		10.9	
Other assets	6.3		5.0	
Non-current assets		**551.4**		**542.5**
Inventories	563.7		521.9	
Trade receivables	556.9		458.3	
Current tax receivables	5.2		5.3	
Other assets	120.7		127.0	
Cash and cash equivalents	83.3		135.5	
Current assets		**1,329.8**		**1,248.0**
Total		**1,881.2**		**1,790.5**

Equity and liabilities	30 June 2010		31 Dec 2009	
	€ m	€ m	€ m	€ m
Equity		**730.6**		**695.7**
Provisions for pensions	79.8		76.8	
Deferred tax liabilities	1.9		2.2	
Other provisions	32.6		37.7	
Liabilities to banks	0.0		0.0	
Other financial liabilities	1.5		2.9	
Other liabilities	4.3		5.4	
Non-current liabilities		**120.1**		**125.0**
Other provisions	172.7		183.8	
Provisions for taxes	14.3		8.1	
Liabilities to banks	15.4		0.0	
Advances received	455.6		434.2	
Trade payables	134.2		162.3	
Other financial liabilities	7.0		5.9	
Other liabilities and accruals	231.3		175.5	
Current liabilities		**1,030.5**		**969.8**
Total		**1,881.2**		**1,790.5**

Separate income statement for the KRONES Group

	2010 1 Jan–30 June €m	2009 1 Jan–30 June €m	Change %
Sales revenue	**1,076.2**	**924.4**	**16.4**
Changes in inventories of finished goods and work in progress	32.2	–67.6	
Total operating revenue	**1,108.4**	**856.8**	**29.4**
Goods and services purchased	–580.2	–438.2	32.4
Personnel expenses	–347.3	–304.3	14.1
Other operating income (expenses) and own work capitalised	–121.6	–101.8	19.4
Depreciation, amortisation, and write-downs of intangible assets, property, plant and equipment, and non-current financial assets	–28.9	–29.7	–2.7
EBIT	**30.4**	**–17.2**	–
Financial income (expense)	1.6	1.4	
Earnings before taxes (EBT)	**32.0**	**–15.8**	–
Income tax	–9.9	–0.2	–
Consolidated net income	**22.1**	**–16.0**	–
Profit (loss) share of non-controlling interests	0.1	0.1	
Profit (loss) share of KRONES Group shareholders	22.0	–16.1	
Earnings per share (diluted/basic) in €	0.73	–0.53	

	2010 Q2 €m	2009 Q2 €m	Change %
Sales revenue	**542.7**	**442.1**	**22.8**
Changes in inventories of finished goods and work in progress	8.5	–41.1	
Total operating revenue	**551.2**	**401.0**	**37.5**
Goods and services purchased	–284.2	–204.0	39.3
Personnel expenses	–171.4	–144.3	18.8
Other operating income (expenses) and own work capitalised	–63.3	–48.4	30.8
Depreciation, amortisation, and write-downs of intangible assets, property, plant and equipment, and non-current financial assets	–14.6	–15.6	–6.4
EBIT	**17.7**	**–11.3**	–
Financial income (expense)	1.1	–0.5	
Earnings before taxes (EBT)	**18.8**	**–11.8**	–
Income tax	–5.8	0.9	–
Consolidated net income	**13.0**	**–10.9**	–
Profit (loss) share of non-controlling interests	0.1	0.1	
Profit (loss) share of KRONES Group shareholders	12.9	–11.0	
Earnings per share (diluted/basic) in €	0.43	–0.35	

Statement of cash flows for the KRONES Group

	2010 1 Jan–30 June €m	2009 1 Jan–30 June €m
Earnings before taxes	**32.0**	**–15.8**
Depreciation and amortisation (reversals)	28.9	29.7
Increase (previous year: decrease) in provisions	31.8	–15.5
Deferred tax item changes recognised in profit or loss	–0.7	0.2
Interest expenses and interest income	–0.5	–0.7
Proceeds and losses from the disposal of non-current assets	–0.4	–0.1
Other non-cash expenses and income	–1.1	–1.5
Increase (previous year: decrease) in inventories, trade receivables, and other assets not attributable to investing or financing activities	–134.0	144.1
Increase (previous year: decrease) in trade payables and other liabilities not attributable to investing or financing activities	7.7	–181.1
Cash generated from operating activities	**–36.3**	**–40.7**
Interest paid	–1.1	–1.6
Income tax paid and refunds received	–5.7	–22.7
Cash flow from operating activities	**–43.1**	**–65.0**
Cash payments to acquire intangible assets	–15.5	–18.3
Cash payments to acquire property, plant and equipment	–12.4	–25.4
Proceeds from the disposal of property, plant and equipment	1.2	0.2
Purchase of shares in affiliated companies	0.0	–3.1
Interest received	1.8	1.9
Cash flow from investing activities	**–24.9**	**–44.7**
Cash payments to company owners	0.0	–18.1
Cash payments to acquire treasury shares	0.0	–37.1
Proceeds from new borrowing	15.4	81.5
Cash payments to pay lease liabilities	–0.8	–0.8
Cash flow from financing activities	**14.6**	**25.5**
Net change in cash and cash equivalents	–53.4	–84.2
Changes in cash and cash equivalents arising from exchange rates	1.2	–0.4
Cash and cash equivalents at the beginning of the period	**135.5**	**108.4**
Cash and cash equivalents at the end of the period	**83.3**	**23.8**

Statement of changes in equity for the KRONES Group

	Parent company							Non-controlling interests	Group equity
	Issued capital	Capital reserves	Retained earnings	Currency differences in equity	Other reserves	Group unappropriated profit (net accumulated loss)	Equity	Equity	
	€m	€m	€m	€m	€m	€m	€m	€m	€m
At 31 December 2008	**40.0**	**103.7**	**476.7**	**–8.9**	**1.5**	**175.8**	**788.8**	**1.2**	**790.0**
Dividend payment (€0.60 per share)						–18.1	–18.1		–18.1
Consolidated net income H1 2009						–16.1	–16.1	0.1	–16.0
Purchase of treasury shares		–37.1					–37.1		–37.1
Allocation to retained earnings			18.0			–18.0	0.0		0.0
Currency differences				1.9			1.9		1.9
Changes in the consolidated group			–2.6				–2.6	–1.2	–3.8
Hedge accounting					0.7		0.7		0.7
At 30 June 2009	**40.0**	**66.6**	**492.1**	**–7.0**	**2.2**	**123.6**	**717.5**	**0.1**	**717.6**
Consolidated net income H2 2009						–18.6	–18.6	0.1	–18.5
Allocation to retained earnings			0.5			–0.5	0.0		0.0
Changes in the consolidated group			–4.0				–4.0	0.6	–3.4
Currency differences				2.2		0.2	2.4		2.4
Hedge accounting					–2.4		–2.4		–2.4
At 31 December 2009	**40.0**	**66.6**	**488.6**	**–4.8**	**–0.2**	**104.7**	**694.9**	**0.8**	**695.7**
Consolidated net income H1 2010						22.0	22.0	0.1	22.1
Currency differences				13.9			13.9		13.9
Hedge accounting					–1.1		–1.1		–1.1
At 30 June 2010	**40.0**	**66.6**	**488.6**	**9..1**	**–1.3**	**126.7**	**729.7**	**0.9**	**730.6**

Statement of comprehensive income

	2010 1 Jan–30 June €m	2009 1 Jan–30 June €m
Consolidated net income (loss)	22.1	–16.0
Exchange differences on translation	13.9	1.9
Available-for-sale financial instruments		
Derivative financial instruments	–1.1	0.7
Other comprehensive income	12.8	2.6
Total comprehensive income	**34.9**	**–13.4**
of which attributable to non-controlling interests	0.1	0.1
of which attributable to KRONES Group shareholders	34.8	–13.5

Segment reporting

	Machines and lines for product filling and decoration		Machines and lines for beverage production/ process technology		Machines and lines for the low output range (KOSME)		KRONES Group	
	2010 1 Jan–30 June in € m	2009 1 Jan–30 June in € m	2010 1 Jan–30 June in € m	2009 1 Jan–30 June in € m	2010 1 Jan–30 June in € m	2009 1 Jan–30 June in € m	2010 1 Jan–30 June in € m	2009 1 Jan–30 June in € m
Sales revenues	936.8	785.6	98.9	102.0	40.5	36.8	1,076.2	924.4
EBIT	34.4	–8.0	–0.6	–7.0	–3.4	–2.2	30.4	–17.2
EBT	36.2	–6.2	–0.6	–7.0	–3.6	–2.6	32.0	–15.8
EBT margin	3.9%	–0.8%	–0.6%	–6.9%	–8.9%	–7.1%	3.0%	–1.7%
Employees at 30 June *	9,004	8,843	628	598	510	520	10,142	9,961

* Consolidated group

General disclosures

Legal basis

The consolidated financial statements of KRONES AG (»KRONES Group«) for the period ended 30 June 2010 have been prepared in accordance with the International Financial Reporting Standards (IFRSs) of the International Accounting Standards Board (IASB), London, applicable on the reporting date, including the interpretations issued by the International Financial Reporting Interpretation Committee (IFRIC) as adopted by the European Union. No early application was made of IFRSs that had not yet entered into force or their interpretations.

Non-controlling interests in group equity are presented on the statement of financial position as a special item within equity. Profit or loss shares attributable to non-controlling interests are recognised on the separate income statement and the statement of comprehensive income as part of consolidated net income. The shares of consolidated net income attributed to the owners of the parent company and to non-controlling interests are presented separately.

Non-controlling interests have been added to the statement of changes in equity.

The following explanatory notes comprise disclosures and remarks that, under IFRSs, must be included as notes to the consolidated financial statements in addition to the statement of financial position, the separate income statement and statement of comprehensive income, the statement of changes in equity, and the statement of cash flows.

The »nature of expense« method has been used for the separate income statement. The group's reporting currency is the euro.

Consolidated group

Besides KRONES AG, the consolidated financial statements for the period ended 30 June 2010 include all material domestic and foreign subsidiaries in which KRONES AG holds more than 50% of the voting rights.

KRONES O.O.O., Moscow, Russian Federation, and KRONES (Thailand) Co. Ltd., Bangkok, Thailand, were added to the consolidated group in fiscal 2010. KRONES AG holds a direct 100% stake in these companies.

Consolidation principles

The separate financial statements of the companies included in the consolidated financial statements are prepared in accordance with uniform accounting policies and were all prepared as of the reporting date of the consolidated financial statements.

Capital consolidation is performed in accordance with IFRS 3 (»Business combinations«), under which all business combinations must be accounted for using the »purchase method« of accounting, whereby the acquired assets and liabilities are to be recognised at fair value.

Goodwill that arose before 1 January 2004 is still recognised in reserves.

Shares in the equity of subsidiaries that are not held by the parent company are reported as »non-controlling interests«.

Inter-company receivables, liabilities, provisions, revenues, and expenses between consolidated companies are eliminated in the consolidation accounting.

This also applies for inter-company profits from deliveries effected or services rendered between group companies provided the amounts from these transactions are still held by the group at the reporting date.

Currency translation

The functional currency for KRONES AG is the euro.

The financial statements of the consolidated companies that are denominated in a foreign currency are translated on the basis of the functional currency concept under IAS 21 using a modified closing rate method. Because the subsidiaries primarily operate independently in the economic environment of their respective countries, the functional currency is always the relevant local currency for each subsidiary. In the consolidated financial statements, assets and liabilities are therefore translated at the closing rate as on the reporting date, while income and expenses from the financial statements of subsidiaries are translated at average annual rates.

Any exchange differences resulting from translation using these different rates in the statement of financial position and the separate income statement and statement of comprehensive income are recognised directly in equity. Exchange differences resulting from the translation of equity using historical exchange rates are also recognised directly in equity.

In the separate financial statements of KRONES AG and its subsidiaries, receivables and liabilities in foreign currencies are translated using the exchange rate at the time of the transaction and exchange differences are recognised in profit or loss at the closing rate. Non-monetary items in foreign currencies are stated at historical cost.

Exchange rate differences compared with the previous year arising from capital consolidation are recognised directly in equity in other retained earnings.

The exchange rates of those currencies that have a material impact on the group's financial statements have moved against the euro as follows:

		Closing rate		Average rate	
		30 June 2010	31 Dec 2009	2010	2009
US dollar	USD	1.229	1.441	1.331	1.335
British pound	GBP	0.818	0.890	0.872	0.895
Swiss franc	CHF	1.328	1.484	1.438	1.506
Danish krone	DKK	7.449	7.442	7.443	7.450
Canadian dollar	CAD	1.288	1.510	1.377	1.607
Japanese yen	JPY	109.050	133.060	121.681	127.526
Brazilian real	BRL	2.227	2.510	2.400	2.942
Chinese renminbi (yuan)	CNY	8.333	9.830	9.094	9.137
Mexican peso	MXN	15.730	18.826	16.879	18.486
Ukrainian hryvnia	UAH	9.715	11.591	10.740	10.760
South African rand	ZAR	9.368	10.675	10.035	12.284
Kenyan shilling	KES	100.639	109.285	107.279	109.153
Nigerian naira	NGN	184.660	215.260	202.910	199.205
Thai baht	THB	39.807	47.969	43.744	47.100
Russian ruble	RUB	38.293	43.647	40.063	44.237

Accounting policies

The separate financial statements of KRONES AG and its domestic and foreign subsidiaries have been prepared using uniform accounting policies, in accordance with IAS 27.

Some discretion has been used in preparing the consolidated financial statements, particularly in terms of measurement of non-current assets, inventories, receivables, pension provisions, and provisions, because their preparation requires some critical estimates and forecasts.

Intangible assets

Acquired and internally generated intangible assets, excluding goodwill, are recognised pursuant to IAS 38 if it is sufficiently probable that the use of the asset will result in a future economic benefit and the cost of the asset can be reliably determined. They are stated at cost and amortised systematically on a straight-line basis over their estimated useful lives. The amortisation of intangible assets is carried out over a useful life of between three and five years and is recognised under »Depreciation and amortisation of intangible assets and property, plant and equipment«.

Research and development expenditure

Development expenditure of the KRONES Group is capitalised at cost to the extent that costs can be allocated clearly and the technical feasibility and a future economic benefit as a result of their use are probable. According to IAS 38, research expenditure cannot be recognised as an intangible asset and is, therefore, recognised as an expense directly in profit or loss.

Goodwill

There is no goodwill in these consolidated accounts.

Property, plant and equipment

Property, plant and equipment are accounted for at cost less scheduled depreciation on a straight-line basis over their estimated useful lives. The cost of internally generated plant and equipment comprises all costs that are directly attributable to the production process and an appropriate portion of overheads. Borrowing costs are not recognised as cost.

A revaluation of property, plant and equipment pursuant to IAS 16 was not carried out.

Scheduled depreciation is based on the following useful lives, which are applied uniformly throughout the group:

	In years
Buildings	14–50
Technical equipment and machinery	5–18
Furniture and fixtures and office equipment	3–15

In figuring the useful lives, the different components of an asset with significantly different costs were taken into account.

Government grants are only recognised if there is reasonable assurance that the conditions attaching to them will be complied with and the grants will be received.

Government grants related to assets are deducted from the cost of the asset and recognised in profit and loss in the subsequent periods in the proportions in which depreciation expense on those assets is recognised.

Leases

Leases in which the KRONES Group, as the lessee, bears substantially all the risks and rewards incidental to ownership of the leased asset are treated as finance leases pursuant to IAS 17 upon inception of the lease. The leased asset is recognised as a non-current asset at fair value or, if lower, at the present value of the minimum lease payments. The leased asset is depreciated systematically using the straight-line method over the shorter of the »lease term« and its »useful life«. Payment obligations for future lease instalments are recognised under »other liabilities«.

In the case of operating leases, the leased assets are treated as assets belonging to the lessor since the lessor bears the risks and rewards.

Financial instruments

Financial instruments under IAS 39 used by KRONES consist of the following:

- Non-current financial assets
- Financial instruments held for trading (derivative financial instruments)
- Available-for-sale financial instruments
- Financial receivables and liabilities

For the measurement categories, the carrying amounts correspond to the fair values.

The non-current financial assets are not traded on the market and are therefore recognised at amortised cost.

The fair values and carrying amounts are based on customary market rates and observable ongoing market transactions (Level 2 under IFRS 7.27A).

Transactions against cash settlement are accounted for using the settlement date. Derivative financial instruments are accounted for using the trade date.

Net gains and losses include impairments and measurement changes for derivative financial instruments and are explained in the notes to the relevant measurement categories.

Pursuant to IAS 39, the classes under IFRS 7 also include cash proceeds and liabilities from finance leases in addition to the categories listed above.

Disclosures about risk reporting as specified under IFRS 7 are included in the risk report within the consolidated management report.

Non-current financial assets

Non-current financial assets other than securities are recognised at cost, less impairment losses. Non-current securities are classified as »available for sale« and recognised at fair value directly in equity. No assets are classified as »held to maturity«.

Moreover, the »fair value option« provided for under IAS 39 is not applied to any items on the consolidated statement of financial position for the KRONES Group.

Derivative financial instruments

The derivative financial instruments used within the KRONES Group are used to hedge against currency risks from operating activities.

The primary category of currency risk at KRONES is transaction risk arising from exchange rates and cash flows in foreign currencies. The currency materially affected by this is the US dollar.

Within the hedging strategy, 100% of items denominated in foreign currencies are generally hedged. The primary hedging instruments used for this are forward exchange contracts and, occasionally, swaps, including currency swaps.

The strategy objective is to minimise currency risk by using hedging instruments that are viewed as highly effective, thus hedging the exchange rate and achieving planning security.

The derivative financial instruments are measured at fair value at the reporting date. The fair values are determined using Level 2 inputs under IFRS 7.27A.

Gains and losses from the measurement are recognised as profit or loss on the separate income statement and the statement of comprehensive income unless the conditions for hedge accounting are met.

The derivative financial instruments for which hedge accounting is applied comprise forward currency contracts and currency swaps whose changes in fair value are recognised as a »fair value hedge« in profit or loss or a »cash flow hedge« as part of equity. In the case of cash flow hedges, to mitigate currency risks from existing underlying transactions, changes in fair value are initially recognised directly in equity and subsequently reclassified to profit and loss when the hedged item affects profit or loss. These derivative financial instruments are measured on the basis of the relevant commercial bank's forward rates.

They are derecognised only when substantially all risks and rewards of ownership are transferred.

Receivables and other assets

Receivables and other assets, with the exception of derivative financial instruments, are assets that are not held for trading. They are recognised at amortised cost. Receivables with maturities of over one year that bear no or lower-than-market interest are discounted. Impairments are recognised to take account for all identifiable risks. The indicators used for this are the ageing of the receivables and the customer's business situation.

Inventories

Inventories are carried at the lower of cost and net realisable value. Cost includes those costs that are directly related to the units of production and an appropriate portion of fixed and variable production overheads. The portion of overheads is determined on the basis of normal capacity of the production facilities. Selling costs and general administrative costs are not included in the costs of inventories. For inventory risks arising from increased storage periods or reduced usability, write-downs are made on the inventories.

For the sake of convenience in measuring materials and supplies, the FiFo and weighted average cost formulas are applied.

Construction contracts for specific customers

Construction contracts for specific customers that are in progress are recognised by reference to the stage of completion pursuant to IAS 11 (»percentage of completion method«). Under this method, contract revenue is recognised in accordance with the percentage of physical completion of the lines and machines at the reporting date. The percentage of completion corresponds to the ratio of contract costs incurred up to the reporting date to the total costs calculated for the contract. The construction contracts are recognised under trade receivables.

Deferred tax items

Deferred tax assets and liabilities are recognised using the »balance sheet-oriented liability method«, which involves recognising deferred tax items for all temporary differences between the tax base of an asset or liability and its carrying amount in the statement of financial position under IFRSs and for consolidation procedures recognised in profit or loss.

The deferred tax items are computed on the basis of the national income tax rates that apply in the individual countries at the time of realisation. Changes in the tax rates are taken into account if there is sufficient certainty that they will occur. Where permissible under law, deferred tax assets and liabilities have been offset.

Provisions for pensions

Provisions for pensions are calculated using the »projected unit credit method« pursuant to IAS 19. Under this method, known vested benefits at the reporting date as well as expected future increases in pensions and salaries are taken into account with due consideration to relevant factors that will affect the benefit amount, which are estimated on a prudent basis. The provision is calculated on the basis of actuarial valuations that take into account biometric factors.

Actuarial gains and losses are only recognised as income or expenses if the net cumulative unrecognised actuarial gains and losses at the end of the previous reporting period exceeded the greater of:

a) 10% of the present value of the defined benefit obligation at that date (before deducting plan assets); and
b) 10% of the fair value of any plan assets at that date.

Other provisions

Other provisions are recognised when the group has an obligation to a third party as a result of a past event, an outflow is probable, and a reliable estimate of the amount of the obligation can be made. Measurement of these provisions is computed at fully attributable costs or on the basis of the most probable expenditures needed to settle the obligation.

Provisions with a residual term of more than one year are recognised at the present value of the probable expenditures needed to settle the obligation at the reporting date.

Financial liabilities

For initial recognition, in accordance with IAS 39, financial liabilities are measured at the cost that is equal to the fair value of the consideration given. Transaction costs are included in this initial measurement of financial liabilities. After initial recognition, all financial liabilities are measured at amortised cost.

Sales revenue

With the exception of those contracts that are measured according to IAS 11, sales revenues are recognised, in accordance with the criteria laid out under IAS 18, when the significant risks and rewards of ownership are transferred, when a price is agreed or can be determined, and economic benefit from the sale of goods is sufficiently probable.

Sales revenues are reported less reductions.

Segment reporting

KRONES reports on three operating segments, which are the strategic business units. They are organised by product divisions and services and managed separately due to the different technologies they cover. The Executive Board, as the chief operating decision maker, manages the company as a whole on the basis of monthly reports from the segments.

Segment 1 comprises machines and lines for product filling and decoration. Segment 2 comprises machines and lines for beverage production and process technology. Segment 3 comprises machines and lines for the low output range.

The accounting policies used are the same as those described under »General disclosures« above.

Segment performance is measured on the basis of internal reports made to the Executive Board, in particular, segment revenues and segment EBIT.

Intrasegment transfers are conducted under the same conditions as transfers among third parties. Intersegment revenues are negligible.

Shareholdings

Name and location of the company	Share in capital held by KRONES AG in %*
neusped Neutraublinger Speditions-GmbH, Neutraubling, Germany	100.00
KIC KRONES Internationale Cooperations-Gesellschaft mbH, Neutraubling, Germany	100.00
ecomac Gebrauchtmaschinen GmbH, Neutraubling, Germany	100.00
MAINTEC Service GmbH, Collenberg/Main, Germany	51.00
S.A. KRONES N.V., Louvain-la-Neuve, Belgium	100.00
KRONES Nordic ApS, Holte, Denmark	100.00
KRONES S.A.R.L., Lyon, France	100.00
KRONES UK LTD., Bolton, UK	100.00
KOSME UK LTD., Burton on Trent Staffordshire, UK	100.00
KRONES S.R.L., Garda (VR), Italy	100.00
KOSME S.R.L., Roverbella, Italy	100.00
SMEFIN S.R.L., Roverbella, Italy	100.00
KRONES Nederland B.V., Bodegraven, Netherlands	100.00
KOSME Gesellschaft mbh, Sollenau, Austria	100.00
KRONES Spólka z.o.o., Warsaw, Poland	100.00
KRONES Portugal Equipamentos Industriais Lda., Barcarena, Portugal	100.00
KRONES O.O.O., Moscow, Russian Federation	100.00
KRONES Romania Prod. S.R.L., Bucharest, Romania	100.00
KRONES AG, Buttwil, Switzerland	100.00
KRONES Iberica, S.A., Barcelona, Spain	100.00
KRONES S.R.O., Prague, Czech Republic	100.00
KRONES Ukraine LLC, Kiev, Ukraine	100.00
MAINTEC Service eood, Sofia, Bulgaria	51.00
MAINTEC Service Ges.m.b.H., Dorf an der Pram, Austria	51.00
KRONES Surlatina S.A., Buenos Aires, Argentina	100.00
KRONES do Brazil ltda., São Paulo, Brazil	100.00
KRONES S.A., São Paulo, Brazil	100.00
KRONES Machinery (Taicang) Co. Ltd., Taicang, China	100.00
KRONES Trading (Taicang) Co. Ltd., Taicang, China	100.00
KRONES Asia Ltd., Hong Kong, China	100.00
KRONES India Pvt. Ltd., Bangalore, India	100.00
KRONES Japan Co. Ltd., Tokyo, Japan	100.00
KRONES Machinery Co. Ltd., Brampton, Ontario, Canada	100.00
KRONES LCS Center East Africa Limited, Nairobi, Kenya	100.00
KRONES Andina Ltda., Bogotá, Colombia	100.00
KRONES Korea Ltd., Seoul, Korea	100.00
KRONES Mex S.A. DE C.V., Mexico City, Mexico	100.00
KRONES LCS Center West Africa Limited, Lagos, Nigeria	100.00
KRONES Southern Africa (Prop.) Ltd., Johannesburg, South Africa	100.00
KRONES (Thailand) Co. Ltd., Bangkok, Thailand	100.00
KRONES, Inc., Franklin, Wisconsin, USA	100.00
Maquinarias KRONES de Venezuela S.A., Caracas, Venezuela	100.00
Beverage Consulting and Engineering. Co. Ltd., Bangkok, Thailand	49.00

Members of the Supervisory Board and the Executive Board

Following fulfilment of the requirements for application of the German Codetermination Act [Mitbestimmungsgesetz] of 1976 in 1987, the Supervisory Board was extended from six to twelve members. Pursuant to § 8 (1) of the articles of association, six members are elected by the shareholders in accordance with the German Stock Corporation Act (§§ 96 (1) and 101). Six members are elected by the employees pursuant to §§ 1 (1) and 7 (1) Sentence 1 No. 1 of the Codetermination Act.

Supervisory Board

Ernst Baumann
Chairman

Werner Schrödl**
Chairman of the Central Works Council
Deputy Chairman

Dr. Klaus Heimann**
Director of the Youth, Training and Qualification Policy Division of IG METALL
* MAN AG

Dr. Jochen Klein
Chairman of the advisory council of DÖHLER HOLDING GMBH
* DÖHLER GROUP
HOYER GROUP

Prof. Dr. Ing. Erich Kohnhäuser
* MAX AICHER STAHL AG

Norman Kronseder
KRONSEDER FAMILY OFFICE
* BAYERISCHE FUTTERSAATBAU GMBH

Philipp Graf von und zu Lerchenfeld
Member of the Bavarian Landtag, Dipl.-Ing. agr., auditor and tax consultant

Dr. Alexander Nerz
Attorney

Johann Robold**
Member of the Works Council

Anton Schindlbeck**
Head of sales for LCS

Jürgen Scholz**
1st authorised representative and treasurer of the IG METALL administrative office in Regensburg
* INFINEON TECHNOLOGIES AG

Josef Weitzer**
Chairman of the Works Council
* Member of the Board of Directors of Sparkasse Regensburg

Executive Board

Volker Kronseder
Chairman
Group Communication, Personnel Management and Social Affairs
* KRONES INC., USA

Hans-Jürgen Thaus
Deputy Chairman
Finance, Controlling, Information Management and Process Management
* KURTZ GMBH
KRONES INC., USA
MASCHINENFABRIK REINHAUSEN GMBH

Rainulf Diepold
Marketing and Sales

Werner Frischholz
Materials Management and Production

Christoph Klenk
Research and Development, Engineering and Product Divisions
* WINKLER & DÜNNEBIER AG

* Other Supervisory Board seats held, pursuant to § 125 (1), Sentence 3 of the German Stock Corporation Act
** Elected by the employees

In addition, each of the group companies is the responsibility of two members of the Executive Board.

Responsibility Statement

»To the best of our knowledge, and in accordance with the applicable reporting principles for interim financial reporting, the interim consolidated financial statements give a true and fair view of the assets, liabilities, financial position, and profit or loss of the group, and the interim consolidated management report includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal opportunities and risks associated with the expected development of the group over the remainder of the fiscal year.«

Neutraubling, July 2010



Volker Kronseder
Chairman of the
Executive Board



Hans-Jürgen Thaus
Deputy Chairman of the
Executive Board



Rainulf Diepold



Werner Frischholz



Christoph Klenk

Publication credits

Published by	KRONES AG Böhmerwaldstrasse 5 93073 Neutraubling
Project lead	Hermann Graf Castell, Head of corporate communications
Design	Büro Benseler
Text	KRONES AG, InvestorPress GmbH
Translation	Lisa Phillips
Photography	KRONES AG
Printing & litho	Mediahaus Biering GmbH
Paper	PhoeniXmotion, Munken Polar
Circulation	1,000 German 700 English


Mixed Sources
Product group from well-managed forests and other controlled sources
www.fsc.org Cert no. SW-COC-002207
© 1996 Forest Stewardship Council
FSC

The production of and the paper used for this report have been certified in accordance with the criteria of the Forest Stewardship Council (FSC). The FSC prescribes strict standards for forest management, thus helping to prevent uncontrolled deforestation, human rights violations, and environmental damage. Because products bearing the FSC label are handled by various enterprises along the trading and processing chain, the companies that process the paper, such as printers, are also certified under FSC rules.

This English language report is a translation of the original German »Bericht über den Zeitraum vom 1. Januar bis 30. Juni 2010«. In case of discrepancies the German text shall prevail.

KRONES AG
Investor Relations
Telefax +49 9401 70-3786
E-mail investor-relations@krones.com
Internet www.krones.com
Böhmerwaldstrasse 5
93073 Neutraubling
Germany

Olaf Scholz
Phone +49 9401 70-1169



KRONES